Exhibit 99.50
Report to:
Strange Lake Project B Zone Deposit, Québec
National Instrument 43-101
Resource Estimate
Document No. 0955110100-REP-L0001-02

Report to:
STRANGE LAKE PROJECT
B ZONE DEPOSIT, QUÉBEC
NATIONAL INSTRUMENT 43-101
RESOURCE ESTIMATE

Date of Issue:	April 16, 2010
Effective Date:	April 16, 2010

Prepared by	“Original document, version 02, signed by
	Paul Daigle, P. Geo.” Paul Daigle, P. Geo.	Date	16 April, 2010

Prepared by	“Original document, version 02, signed by
	Tim Maunula, P. Geo.” Tim Maunula, P. Geo.	Date	16 April, 2010

Reviewed by	“Original document, version 02, signed by
	Jeff Wilson, P. Geo.” Jeff Wilson, PhD, P. Geo.	Date	16 April, 2010

Authorized by	“Original document, version 02, signed by
	Mike McLaughlin, P.Eng.” Mike McLaughlin, P. Geo.	Date	16 April, 2010

MM/vc
330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963

REVISION HISTORY

REV.		PREPARED BY	REVIEWED BY	APPROVED BY
NO	ISSUE DATE	AND DATE	AND DATE	AND DATE	DESCRIPTION OF REVISION
00	10/03/29	Paul Daigle Tim Maunula	Jeff Wilson	Mike McLaughlin	Draft to Client.
01	10/04/09	Paul Daigle Tim Maunula	Jeff Wilson	Mike McLaughlin	Draft to Client.
02	10/04/16	Paul Daigle Tim Maunula	Jeff Wilson	Mike McLaughlin	Final to Client.
0955110100-REP-L0001-02

TABLE OF CONTENTS

1.0 SUMMARY	1
2.0 INTRODUCTION	4
2.1 Terms of Reference	4
2.1.1 Units of Measurement	4
3.0 RELIANCE ON OTHER EXPERTS	5
4.0 PROPERTY DESCRIPTION AND LOCATION	6
4.1 Location	6
4.2 Property Description	8
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	10
5.1 Accessibility	10
5.2 Climate	10
5.3 Local Resources	10
5.4 Infrastructure	11
5.5 Physiography	11
6.0 HISTORY	12
6.1 Geological Surveys	12
6.1.1 GSC, 1967 – 1993	12
6.1.2 NLDNR, 1980 – 2009	12
6.2 Mining Companies	13
6.2.1 IOC, 1979 – 1984	13
6.2.2 AME,1980	15
6.2.3 ACADIA, 1990	15
6.2.4 MITSUI, 1992 – 1995	15
6.2.5 WMC, 2000 – 2001	16
6.2.6 Freewest, 2006 – 2007	16
7.0 GEOLOGICAL SETTING	18
7.1 Regional Geology	18
7.2 Property Geology	20
8.0 DEPOSIT TYPE	23
8.1 Genetic Model	23
9.0 MINERALIZATION	24
10.0 EXPLORATION	26
10.1 SURFACE EXPLORATION	26

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10.2 Bulk Sample	26
10.3 Geophysical Surveys	28
11.0 DRILLING	29
11.1 Bulk Sampling Drilling	32
12.0 SAMPLING METHOD AND APPROACH	33
12.1 Introduction	33
12.2 General	33
12.3 Sampling procedure	34
12.4 QA/QC Protocol	34
12.5 Rock Sample Protocol	34
13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	36
13.1 Sample Preparation	36
13.2 Sample Analysis	36
13.3 Sample Security	38
14.0 DATA VERIFICATION	40
14.1 Site Visit	40
14.2 Data Verification	40
15.0 ADJACENT PROPERTIES	42
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	43
16.1 HAZEN, 2009	43
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	45
17.1 Introduction	45
17.1.1 Database	45
17.1.2 Specific Gravity	45
17.2 exploratory data analysis	46
17.2.1 Raw Assays	46
17.2.2 Conditional Means	46
17.2.3 Capping	49
17.2.4 Composites	52
17.3 Geological Interpretation	53
17.4 Block Model	57
17.4.1 Interpolation Plan and Spatial Analysis	60
17.4.2 Variography	61
17.4.3 Variography Parameters	61
17.4.4 Mineral Resource Classification	64
17.5 validation	66
17.5.1 Model Volume Validation	66
17.5.2 Interpolation Validation	66
18.0 OTHER RELEVANT DATA AND INFORMATION	71
19.0 INTERPRETATION AND CONCLUSIONS	72

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20.0 RECOMMENDATIONS	73
21.0 REFERENCES	74
22.0 CERTIFICATE OF QUALIFIED PERSON	78
22.1 Certificate for Paul Daigle, P. Geo	78
22.2 Certificate for Timothy Maunula, P. Geo	79
22.3 Certificate for Thomas c.stubens, P. Geo	80

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LIST OF TABLES

Table 1.1	Inferred Resource Estimate for the Strange Lake B Zone Deposit	3
Table 4.1	Strange Lake Mineral Claim Blocks	8
Table 9.1	List of Elements and Oxides Associated with Rare Earth Metal Mineralization	25
Table 10.1	Summary of 2009 Sample Types and Locations	26
Table 11.1	Summary of 2009 B Zone Drilling	30
Table 11.2	Summary of Bulk Sample Drilling	32
Table 12.1	QA-QC Sample Description	33
Table 13.1	Trace Elements and Detection Limits (ppm)	37
Table 13.2	Fusion ICP Detection Limits	38
Table 13.3	Elements and Detection Limits (ppm)	38
Table 14.1	List of Element to Oxide Conversion Factors	41
Table 17.1	Summary Statistics for Specific Gravity Data (g/cc)	46
Table 17.2	Raw Assay Statistics (No Zeroes)	46
Table 17.3	Comparison of Capped and Uncapped TREO%	49
Table 17.4	Summary of Capping Levels	50
Table 17.5	Statistics on the Raw Assay Sample Lengths	52
Table 17.6	Statistical Summary and Comparison of the TREO% 2 m Composites	52
Table 17.7	Rock and Geological Codes	56
Table 17.8	Block Coordinates for the Strange Lake B Zone Block Model	58
Table 17.9	Description of Interpolation Passes	60
Table 17.10	Search Ellipse Parameters	60
Table 17.11	Variography Parameters	62
Table 17.12	Inferred Resource Estimate for the Strange Lake B Zone Deposit	65
Table 17.13	Inferred Resource Estimate for the Strange Lake B Zone Deposit*	65
Table 19.1	Inferred Resource Estimate for the Strange Lake B Zone Deposit	72

LIST OF FIGURES

Figure 4.1	Strange Lake Project Location Map	7
Figure 4.2	Strange Lake Property Location Map	7
Figure 4.3	Strange Lake Property Mineral Claim Map	9
Figure 6.1	Freewest George River Project Area*	17
Figure 7.1	Regional Geology Map	19
Figure 7.2	Property Geology Map	22
Figure 10.1	Exploration Target Location Map	27
Figure 11.1	B Zone Drillhole Location Map	31
Figure 17.1	Example of Conditional Mean Plots — TREO% vs. Y2O3%	47
Figure 17.2	Example of Conditional Mean Plots — TREO% vs. TiO2%	48
Figure 17.3	Example of Conditional Mean Plots — TREO% vs. K2O%	48

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Figure 17.4	Example of Histogram and Cumulative Probability Plot for Y2O3%	51
Figure 17.5	3D Rings Above and Below Drill Holes (Looking North)*	53
Figure 17.6	Original Solid Wireframe Between 3D Rings*	54
Figure 17.7	Creation of Upper and Lower Surfaces Bounding 0.9 TREO% Limit**	55
Figure 17.8	Creation of Final Solid Wireframe Clipped to Bounding Surfaces*	56
Figure 17.9	Strange Lake B Zone Solid Wireframe and Drill Holes*	57
Figure 17.10	Block Model Origin for the Strange Lake B Zone Block Model	58
Figure 17.11	Block Model Folders for the Strange Lake B Zone Project	59
Figure 17.12	Pass 1 and Pass 2 Search Ellipses	60
Figure 17.13	Block Model Plan Section (340 m elevation) Looking North*	62
Figure 17.14	Block Model Cross Section Looking East*	63
Figure 17.15	Grade — Tonnage Curves*	67
Figure 17.16	B Zone Block Model in Plan View at the 430 m Elevation*	68
Figure 17.17	B Zone Block Model in Cross Section through Drill Hole BZ09001*	69
Figure 17.18	B Zone Block Model in Cross Section through Drill Hole BZ09001*	70

APPENDICES

Appendix A	Mineral Claims Information
Appendix B	Specific Gravity Determination
Appendix C	Descriptive Statistics on Raw Data
Appendix D	Conditional Mean Plots
Appendix E	Descriptive Statistics on Capped and Uncapped Data
Appendix F	Histograms and Cumulative Frequency Plots
Appendix G	Variography

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1.0	SUMMARY

Quest Uranium Corporation (Quest) is a Canadian-based registered resource company, based in Montreal, Canada and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the identification and discovery of new world-class rare earth element (REE) deposit opportunities.

Quest has retained Wardrop Engineering Inc. (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant Technical Report and Resource Estimate for the Strange Lake Property (the Property), B Zone deposit. Prior to Wardrop’s involvement there has been no previous NI 43-101 Compliant Technical Report completed on the Property.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Person responsible for this report is Tim Maunula, P. Geo., and Chief Geologist with Wardrop. Paul Daigle, senior geologist with Wardrop, has assisted in the preparation of this report. The site visit was conducted by Thomas Stubens, P. Eng., former Senior Geologist for Wardrop, on September 17 and 18, 2009. Mr. Stubens was accompanied on the site visit by Pierre Guay, Exploration Manager for Quest.

The Property is located in northern Québec Province, Canada approximately 175 kilometres (km) northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay, Newfoundland and Labrador (NL). The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of Québec and NL, currently 100% held by Quest, and covers a total area of approximately 54,000 hectares (ha).

“The Strange Lake Project “lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.” (Chamois and Cook, 2007)

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

Quest Uranium Corp.	1	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small late stage peralkaline intrusion, the Strange Lake granite, is thought to be related to the Mistastin Batholith. The batholith has intruded a series of amphibolites to granulite facies gneisses of granitic to granodioritic composition.

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20°- 35°). At the geometric centre of the complex is a small (approximately 1.5 square kilometres (km2)) stock of medium grained, generally non-porphyritic ‘exotic-rich’ granite with very high overall values of zirconium, niobium,yttrium and REE. Rooted within this medium grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

During the summer of 2009, Quest conducted an exploration program that included: geological reconnaissance mapping, outcrop and grab sampling, trenching, and diamond drilling. A total of 3,930.5 metres (m) of drilling from 49 drill holes was completed on the Property with 2,180.7 m drilled from 19 drill holes over the B Zone deposit. An additional 340.0 m from five drill holes were drilled into the B Zone deposit for a bulk sample that weighed approximately 1,014.3 kilograms (kg). The bulk sample was sent to Hazen Research Inc. (Hazen) for metallurgical test work. Results are pending.

Wardrop has completed an NI 43-101 compliant resource estimate for the B Zone deposit at the Strange Lake Project. The mineral resource for the Strange Lake B Zone deposit is categorized as an Inferred Resource, based on the absence of metallurgical data and economic parameters, and on the drill hole spacing. No recoveries have been applied to the interpolated estimates as the metallurgical test work is pending. Historical test work was conducted in the mid-1980’s but is not considered valid due to technological advances in the recoveries of REOs since that time.

The mineral resource estimate for the Strange Lake B Zone deposit, at 0.85 TREO% cut-off grade is: 0.999 TREO%, 1.973 Zr02%, 0.208 Nb2O3%, 0.053 HfO2 and 0.082 BeO%. The results of the resource estimate are presented in Table 1.1 at various cut-off grades above and below the 0.85 TREO% cut-off grade.

Quest Uranium Corp.	2	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

Table 1.1 Inferred Resource Estimate for the Strange Lake B Zone Deposit

			Proportion
TREO%	Tonnes		of HREO**
Cut-off	(x000 t)	TREO%	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

**	includes yttrium oxide (Y2O3)

t	— tonnes

HfO2	— hafnium oxide

ZrO2	— zirconium dioxide

F	— fluorine

Nb2O5	— niobium pentoxide

BeO	— beryllium oxide
Wardrop concludes that the above resource estimate warrants further investigation and development.

Wardrop recommends that additional drilling be conducted to further investigate and develop the known B Zone deposit as the deposit has not been delineated laterally or at depth. Further confidence in the level of grade continuity is also necessary, therefore Wardrop recommends a more densely spaced drill program with a nominal drill hole separation between 60 m and 80 m. Based on this information both grade and lithology, continuity can be assessed with greater confidence. In addition, Wardrop recommends that specific gravity readings be measured and recorded as part of the drill logging procedures during the next phase of drilling.

To this end, Quest has planned a 15,000 m drill program to be carried out in the summer of 2010. Of this total, 13,000 m of drilling has been planned exclusively for the development of the B Zone deposit. The purpose of the drill program is to bring additional data and greater confidence to the resource estimate with the expectation to update the resource classification enabling the definition of Indicated and Measured Resource. Quest has budgeted $6.7 million dollars to the exploration program that includes camp establishment, logistics, support, trenching, drilling, rock and drill core analysis. Wardrop believes this program is reasonable and warranted.

Wardrop also recommends that during the updated resource estimate, based on additional drilling results, that further exploratory data analysis be carried out on the new data set. This analysis will determine with greater confidence whether a probabilistic interpretation method may be applied to map out the two domains (populations of data) noted during the data analysis of this current resource estimate.

Quest Uranium Corp.	3	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

2.0	INTRODUCTION

Quest is a Canadian-based registered resource company, based in Montreal, Canada and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the identification and discovery of new world-class REE deposit opportunities.

The following technical report is on the Strange Lake Project where Quest holds a 100% interest in the Strange Lake Property. The Property is located in northern Quebec Province, Canada approximately 175 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay, Newfoundland.

2.1	Terms of Reference

Quest has retained Wardrop to complete a NI 43-101 Compliant Technical Report and Resource Estimate of the Strange Lake Project. Prior to Wardrop’s involvement there has been no previous NI 43-101 Compliant Technical Report completed on the Property.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Person responsible for this report is Tim Maunula, P. Geo., and Chief Geologist with Wardrop. Paul Daigle, senior geologist with Wardrop, has assisted in the preparation of this report. The site visit was conducted by Thomas Stubens, P. Eng., former Senior Geologist for Wardrop, on September 17 and 18, 2009. Mr. Stubens was accompanied on the site visit by Pierre Guay, Exploration Manager for Quest. The site visit was conducted to inspect the core logging and sampling facilities and the core storage areas.

2.1.1	Units of Measurement

All units of measurement used in this Technical Report and Resource Estimate are in metric, unless otherwise stated.

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Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

3.0	RELIANCE ON OTHER EXPERTS

Wardrop has relied upon Quest for information in this report and for matters relating to property ownership, property titles, and environmental issues. The majority of the information has been sourced from Quest’s internal reports and from the following:
Beauregard, A.J. and Gaudreault, D., 2009. Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. (Internal Report). 74 pages. June 2009.

Chamois, P. and Cook, B., 2007. Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 pages. August 2007.
Information from third party sources is referenced under Section 21.0 References. Wardrop used information from these sources under the assumption that the information is accurate.

Wardrop has not conducted an examination of land titles or mineral rights for the property. References and maps pertaining to permit locations and areas were referenced from the Québec Ministère des Resources Naturelles et de la Faune or Ministry of Natural Resources and Wildlife (MNRF) and the NL’s Department of Natural Resources — Mines and Energy (NLDNR).

Quest Uranium Corp.	5	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of Québec and Newfoundland and Labrador (NL), currently 100% held by Quest, and covers a total area of approximately 54,000 ha.

4.1	Location

The Property is situated as shown in Figures 4.1 and 4.2.

The Property is located:
•	within National Topographic System (NTS) map sheets 24A08 and 14D05

•	at approximately 56°21’ north (N) and 64°12’ west (W) in northern Québec Province, in eastern Canada

•	approximately 175 km northeast of Schefferville, Québec

•	approximately 150 km west of Nain, NL and 125 km west of Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale

•	approximately 310 km north of Churchill Falls (hydro power generation)

•	approximately 260 km northeast of Menehek Dam (hydro power generation)

•	in the Administrative Regions of Nord-du-Québec and Kativik Regional Government

•	on the provincial border between Québec and NL

•	on the southeast edge of Lac Brisson, Québec

•	approximately 30 km east of George River.

Quest Uranium Corp.	6	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

Figure 4.1 Strange Lake Project Location Map
Figure 4.2 Strange Lake Property Location Map

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Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

4.2	Property Description

The Property is comprised of the 1,333 individual mineral claims as listed in Table 4.1 and illustrated in Figure 4.3. All mineral claims are 100% held by Quest. Detailed information on the mineral claims and expiration dates may be found in Appendix A.
Table 4.1 Strange Lake Mineral Claim Blocks

	Number of	Area
Province	Claims	(ha)
Québec	1,003
NL	330
Total	1,333	54,000

Source: Quest
The mineral claims in Québec cover the B Zone and a portion of the Main Zone REE deposits. All claims are current and there are no outstanding issues with these claims.

The mineral claims in NL cover a significant portion of the Main Zone REE deposit, historically referred as the ‘A Zone’ by IOC. NL mineral tenure allows for non-contiguous claim blocks to be made under a single claim name. There are also several mineral claims that overlap between the Québec and NL claims due to the disputed location of the provincial border.

With regards to the mineral rights in NL, there is currently a moratorium on exploration activities on properties with uranium potential. Quest’s NL claims fell into this category when it was voted upon in March 2008 and will be revisited again in March 2011 to determine whether or not the moratorium will be lifted.

There are currently no environmental liabilities outstanding on the Property. There are approximately 329 200-litre fuel drums of rocks, collected by IOC in the 1980’s, that remain on site but do not pose an environmental hazard.

All permits for the 2009 exploration activities are in place but will require renewal for any 2010 exploration activities in 2010. One such permit is the application for new camp to be constructed and is currently being processed.

Quest Uranium Corp.	8	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

Figure 4.3 Strange Lake Property Mineral Claim Map

390000
400000
410000
420000
430000
440000
450000
6270000
6260000
6250000
6240000
6230000
N
George River
Lac Brisson
B ZONE
MAIN ZONE
Quebec
Newfoundland
Schefferville
Goose Bay
Area of Detail
0 70 140 210 km
0 5 10 15 km
NAD83/ZONE20N
Scale: 1:325,000
Quebec Strange Lake Claims
Quebec Stewart Lake West Claims
Labrador Strange Lake Claims
REE deposits
Approximate Provincial boundary
QUEST Uranium Corporation
Quest Uranium Corp.
Strange Lake Project
Strange Lake Claim Blocks: Quebec & Labrador

Quest Uranium Corp.	9	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec, and is accessible only by aircraft from Schefferville, Québec, Nain or Goose Bay, NL. There are several regularly scheduled flights to Schefferville, Goose Bay, and Nain, from the major cities in eastern Canada, where aircraft may be chartered out these towns.

Flights from Schefferville are typically 75 minutes and flights from Nain are typically 40 minutes. Schefferville is generally the staging port of choice as it is more easily serviced via Montreal/Québec/Sept Îles. From Goose Bay, flight times are typically 150 minutes (2.5 hours).

5.2	Climate

Northern Québec and Labrador is characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification) where summers are short and cool and winters are long and cold with heavy snowfall.

The mean annual, minimum and maximum, temperatures are -10 degrees Celsius (°C) and 0°C respectively. July average minimum and maximum temperatures are 7°C and 17°C and January average minimum and maximum temperatures are -29°C and -19°C (website: WorldClimate, Indian House Lake, Québec). Annual average precipitation is approximately 660 millimetres (mm) (website: WorldClimate, Border, Québec). The region received up to approximately 350 centimetres (cm) annually and the ground is snow covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter (January to March).

5.3	Local Resources

There are no local resources in or around the project area. Some local labour may be hired out of Nain or Schefferville, however, most skilled and professionals must be sourced elsewhere.

The nearest mine to the Property is Vale’s nickel mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

Quest Uranium Corp.	10	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

5.4	Infrastructure

The Property and environs have no developed infrastructure. The nearest developed infrastructure is in the town of Nain. Nain is a coastal community that serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular flights from Goose Bay year round and coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular flights and weekly by rail.

There is an 800 m gravel airstrip located on the Property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the Property and the nearest railhead in Schefferville, 175 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence.

There is no source of electricity on or near the Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the Property.

5.5	Physiography

The Property is situated in a glacial scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m above sea level up to 570 m above sea level. The Property is situated on west side of the major watershed that forms the border between Québec and NL.

The exposure and lack of vegetation in the area often contributes to strong winds that generally have a westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale and juniper.

The Property is dominantly covered by a layer of glacial till (less than 3 m thick) with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the Property consists mainly of short tundra growth of shrubs and caribou moss interspersed with short tamarack trees.

Quest Uranium Corp.	11	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

6.0	HISTORY

The following history is taken from Chamois and Cook, 2007.

6.1	Geological Surveys

6.1.1	GSC, 1967 — 1993

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC) (Taylor, 1970, 1979). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division (Hornbrook et al., 1979). A regional lake sediment survey covering the Québec portion of the area was completed during 1982 (Beaumier, 1982) and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990’s (Friske et al., 1993).

Several areas within the George River area, northwest of the Property, were mapped in more detail throughout the 1970’s and 1980’s by the Québec Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	NLDNR, 1980 — 2009

During this period, the NLDNR Geological Survey Division and Department of Mines and Energy have conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NL Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey; this survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it lead directly to the IOC discovery of the Strange Lake Alkalic Complex and associated REE and high field strength elements (HFSE) mineralization (McConnell, 1980).

In 1984, as exploration continued at Strange Lake by IOC, the NL Geological Survey conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador (Ricketts, 1984).

In 1988 The Department of Mines, Mineral Development Division conducted additional lake sediment and water geochemistry sampling with a focus on rare metal mineralization in granitoid terranes in the Churchill Province (McConnell, 1988). All geochemical data for the Strange Lake area was re-analysed in 2009 (Batterson and Taylor, 2009).

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Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson (and D.M. Taylor) (e.g. 1988, 1991, 2001, 2005, 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NL government geologists published research papers on the Strange Lake Alkalic Complex (e.g. Miller, 1986).

6.2	Mining Companies

6.2.1	IOC, 1979 — 1984

From September 1979 to March 1981, Iron Ore Mining Company of Canada (IOC) completed several exploration programs on and to the northeast of the Property. The exploration programs included: reconnaissance geological mapping, a helicopter-borne radiometric survey, a ground radiometric survey and a limited amount of geochemical sampling including eight soil samples six lake and stream sediment samples and one rock sample, a small track etch survey on eight sites and one 35.97 m diamond drill hole. During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOC named the A Zone (renamed Main Zone by Quest).

From September 1981 to September 1982, IOC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200 m spaced intervals where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included: Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM) and Induced Polarization Resistivity Surveys (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in

Quest Uranium Corp.	13	0955110100-REP-L0001-02
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metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July 3rd, 1979 to September 25th, 1980, IOC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100 feet terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January and December 1983, IOC completed geological, geophysical and geochemical surveys on the Québec portion of the Strange Lake property. The geological survey was to re-map the alkali granite (1:10,000 scale) in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was carried out in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50 m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. A photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. North-east and south-west lineations were also observed.

IOC commissioned several metallurgical, conceptual and economic studies throughout the 1980’s to determine the economic viability of the deposit.

In 1982, IOC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REE’s. In 1983, IOC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOC retained Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake ore and the liberation of yttrium oxide (Y2O3), niobium oxide (Nb2O5), zirconium oxide (ZrO2), beryllium oxide (BeO) and rare earth oxides (REO’s).

In 1984, Hazen Research (International) Inc. (Hazen) was retained to review the metallurgical test work and propose a preliminary process design and layout to treat

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30,000 tonnes per day of Strange Lake ore focussing on the extraction of Y2O3 and ZrO2, and beryllium and pyrochlore (niobium ore).

In 1984, IOC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 tonnes per year operation with processing located in Schefferville. The products of this study included ZrO2, Y2O 3 and Nb2O5.

In January and February 1985, IOC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios: 1) selling 200 tonnes per year Y2O3 (99.99% grade); and, 2) selling 300 tonnes per year Y2O3 (at two different grades). Each scenario also included LREO’s and HREO’s based on market prices at that time.

In March 1985, Arthur D. Little, Inc. completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOC. Arthur D. Little, Inc. concluded that yttrium demand was unlikely to increase fast enough for a 1989 start up of operations and recommended further economic studies.

6.2.2	AME, 1980

Between June and July 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by the IOC 1979 airborne survey to the south of the Property. Limited geochemical sampling included: 51 soil samples, two esker sand samples, and nine rock samples (Risto, 1981).

6.2.3	Acadia, 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake ore based on historic metallurgical test work.

6.2.4	Mitsui, 1992 — 1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd., or Mitsui Kinzoku in Japanese, (Mitsui), a Japan-based metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993, Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone ore minerals (then referred to as the ‘A Zone’. The testwork focussed on yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

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6.2.5	WMC, 2000 — 2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line km aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground EM and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. Results from this exploration did not warrant additional work (McKinnon-Matthews et al., 2001 and Margeson et al., 2002).

6.2.6	Freewest, 2006 -2007

In 2006, Freewest staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration (Figure 6.2). From August to September 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3 (Figure 6.1).

In late 2007, Freewest spun out its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

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Figure 6.1 Freewest George River Project Area*

*	Modified from Chamois and Cook, 2007.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

“The Strange Lake Project “lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.” (Chamois and Cook, 2007)

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The following is taken from Chamois and Cook, 2007.
“The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.

The descriptions of the following domains are modified from Van der Leeden et al. (1999).

The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.

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Figure 7.1 Regional Geology Map

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The Lake Tudor Shear Zone is a regional feature of up to 20 km width which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.

The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from charnokiticopdalitic in the west to granitic-granodioritic in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.

The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.

The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.

The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail.”
7.2	Property Geology

The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Mistasin Batholith and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration (e.g. Miller, 1984; Miller, 1986; Salvi & Williams-Jones, 1990; Salvi and Williams-Jones, 1996) work. The SLAC comprises

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several distinct phases that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE. Historically, IOC geologists differentiated these different phases based on the abundance of “exotic” minerals, which they describe as being comprised of gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite and other textural characteristics. Accordingly, they describe three general phases: an early “exotic-poor” (i.e. REE and HFSE poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite (e.g. Miller, 1984). In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals. Additional examination by academic researchers following the early industry exploration and research differentiated these granitic phases by petrographical phase relationships: the exotic-poor granite was termed a hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed a subsolvus (two-feldspar system) (e.g. Salvi & Williams-Jones, 1990). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research (e.g. Salvi & Williams-Jones, 1996) indicates that widespread high temperature (>350°C) orthomagmatic Na-rich fluids initially altered the subsolvus granites, which was followed by low temperature (< 200°C) externally derived Ca-rich alteration fluids.
“The western half of the Property is partially underlain by a north-south trending metasedimentary basin measuring from 15 km to 25 km in width and approximately 50 km in length. The basin consists of a 750 m to 1,000 m thick, subvertical sequence of weakly metamorphosed sandstone, arkosic sandstone and polymictic conglomerate. The upper portion of the stratigraphy consists of >90% whitish-pinkish quartz arenite with minor pebble-rich horizons. Cross bedding was identified in the western portion of the basin. Where present, the conglomerate occurs as elongated, oval-shaped lenses. The dominant north-south foliation appears to increase from west to east. This metasedimentary sequence is in contact with mafic metavolcanics, paragneisses and minor granitic intrusions to the west. To the east of the metasedimentary basin, interbedded grey phyllites, locally containing pyrite, were identified.” (Chamois and Cook, 2007).

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Figure 7.2 Property Geology Map

B Zone
Main Zone
Lac Brisson
Quebec
Newfoundland & Labrador
Geology modified after Miller, 1984
424000
426000
428000
430000
432000
434000
6244000
6242000
6240000
6238000
Historical Geology
Pegmatite-aplite
Exotic-rich granite
Fluorite-rich breccia
Inclusion-bearing granite
Exotic-rich granite
Adamellite
Gneisses
Provincial boundary
0 500 1,000 1,500 2,000 m
NAD83/ZONE 20W
Scale: 1:50,000
QUEST
Quest Uranium Corp.
Strange Lake Project
Strange Lake Alkalic Complex

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8.0	DEPOSIT TYPE

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20° — 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic ‘exotic-rich’ granite (see Figure 7.2) with very high overall values of zirconium, niobium,yttrium and REE. Rooted within this medium-grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

The principal deposits outlined to date are the B Zone, the subject of this report, and the Main Zone, situated 2.5 km to the southeast of the B Zone.

Many of the REE targets have been located by IOC using a combination of geophysical techniques including radiometric and VLF-EM, prospecting and mapping. Similar techniques, applied by Quest, have resulted in the discovery of additional REE exploration targets..

8.1	Genetic Model

Evolution of the SLAC resulted in progressive enrichment in REE and HFSE, from relatively low abundance in the hypersolvus granites, to relatively enriched in subsolvus granites. During crystallization of the SLAC, high temperature, Na-rich fluids altered portions of the subsolvus granite, resulting in a relative depletion in Zr, Y and REE relative to subsolvus granites that were not enriched in Na. It has been postulated that during the evolution of the subsolvus granites in the SLAC, the above elements were mobilized by Ca-free, fluorine-rich fluids, forming REE-fluorine complexes (e.g. Salvi and Williams-Jones, 1996). Subsequently, externally derived Ca-rich low temperature fluids began mixing with F-rich fluids that were concentrated in the carapace of the intrusion; the calcium caused a destabilization of the fluorine complexes and resulted in the precipitation of low temperature REE and HFSE bearing phases and fluorite (Salvi and Williams-Jones, 1996). Thus, formation of the SLAC (or other peralkaline-hosted REE deposits) requires multiple phases of alteration including a the evolution of a fluorine-rich fluid to concentrate and mobilize REE and HFSE and the subsequent introduction of destabilizing Ca-rich fluids resulting in REE precipitation in order to form potentially economically exploitable mineralization (Salvi and Williams-Jones, 1996).

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9.0	MINERALIZATION

Two distinct styles of mineralization have been encountered on the area of the Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not subject to this report.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplite. The REE and HFSE-bearing phases are hosted primarily in pegmatites as relatively fine-grained phases or pseudomorphs. The gangue phases comprise quartz, feldspar, amphibole and pyroxene. The potential ore minerals comprise predominantly kainosite (Ca-Y-Ce silica/carbonate), gerenite (Y-REE silicate), gadolinite (Y-Be-REE silicate), zircon, pyrochlore and gittinsite (Jambor, 1990). Uranium (U) occurs as a minor element with an average of 68 parts per million (ppm) U.

Table 9.1 below illustrates the elements and common oxides that occur in the B Zone deposit (Websites: Quest, Web Mineral). References to TREO, unless otherwise stated, include yttrium oxide (Y2O3).

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Table 9.1 List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides
Associated Elements and Oxides
Fluorine	F	—
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Yttrium	Y	Y2O3
Light Rare Earth Metals and Oxides
Lanthanum	La	La2O3
Cerium	Ce	Ce2O3
Praseodymium	Pr	Pr2O3
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Metals and Oxides
Total Rare Earth Oxides
Europium	Eu	Eu2O3	(TREO)
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb2O3
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

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10.0	EXPLORATION

10.1	SURFACE EXPLORATION

In 2009, Quest conducted geological mapping and surface reconnaissance on eight target locations on the Property. These target locations were the: Main Zone, B Zone, B East, A Zone[1], Apurna Lake, SLG, Strange Lake Far West and Stewart West (Figure 10.1). Table 10.1 below summarizes the rock samples that were collected by Quest during the 2009 exploration program.

Table 10.1 Summary of 2009 Sample Types and Locations

Area	Outcrop	Float	Total
Main Zone (formerly IOC’s ‘A Zone’)	20	1	21
B Zone	36	103	139
B East	19	52	71
A Zone	0	15	15
Apurna Lake	7	10	17
SLG	7	27	34
Strange Lake Far West	6	17	23
Stewart West	6	0	0

Total	101	225	320

10.2	Bulk sample

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work. The drilling was conducted by Boreal Drilling of Val d’Or, Québec, and sampling was conducted by Quest. A total of 1,014.3 kg was collected from 340.0 m of drilling and sent to Hazen Research Inc. in Golden, Colorado, USA. Results of this test work are pending.

[1]	Quest’s A Zone is located approximately 3 km to the south of the B Zone (see Figure 10.1) and should not be confused with IOC’s historical ‘A Zone’, now referred to as ‘Main Zone’.

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Figure 10.1 Exploration Target Location Map

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10.3	Geophysical Surveys

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400 m flight line spacings over the Strange Lake Project at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time GPS, and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest again conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

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11.0	DRILLING

From July to September 2009, Quest completed a drill program on the Property. Quest’s 2009 drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 11.1 and shown in Figure 11.1 below. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes were conducted for bulk sampling purposes totalling 340.0 m.

For the 2009 drill program, Quest contracted Boreal Drilling, based in Val d’Or, Québec to carry out the drilling. The drilling was conducted using two Versadrill 0.3 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, Québec, using a Bell206L and a Eurocopter BA (A-Star).

The drill program over the B Zone was conducted to confirm historic drilling by IOC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36.17 m and averaging 13.45 m. The thicknesses are apparent as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Table 11.1 summarizes the drill holes completed on the B Zone deposit.

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Table 11.1 Summary of 2009 B Zone Drilling

	UTM*	UTM*	Elevation	Bearing	Dip	Length
Drill Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)
BZ09001	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

*	UTM coordinates are based on the NAD83 datum, Zone 20
All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, Québec. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field.

Quest Uranium Corp.	30	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Figure 11.1 B Zone Drillhole Location Map

427000
427500
428000
428500
6243000
6242500
Bulk Sample Traces*
BS09003
BS09002
BS09001**
BZ09001
BS09004
BS09005
* Inset is at 1:1,750 scale
**BS09001 is vertical
Lac Brisson
Location of Inset
BZ09015
BZ09001
BZ09017
BZ09019
BZ09002
BZ09018
BZ09003
BZ09006
BZ09010
BZ09004
BZ09005
BZ09012
BZ09016
BZ09007
BZ09008
BZ09011
BZ09009
BZ09014
BZ09013
Geology modified after Miller, 1984
0 100 200 300 400 m
NAD83/ZONE20N
Scale: 1:7,500
Historical Geology
Fluorite rich-breccia
Strange Lake Alkali Complex
Adamellite
Gneisses
Drill traces (inset)
Drill hole collar
QUEST
Quest Uranium Corp.
Strange Lake Project
B Zone Drill Hole Locations
Bulk Sample Location & Traces

Quest Uranium Corp.	31	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource Estimate		April 2010

11.1	Bulk Sampling Drilling

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 11.1) at the drill site and are listed in Table 11.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 11.2 Summary of Bulk Sample Drilling

	UTM	UTM	Elevation	Bearing	Dip	Length
Drill Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5

Total						340.0

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014.3 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 litre fuel drums. The drums were wire sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen. Metallurgical test work by Hazen is still ongoing with results pending.

Quest Uranium Corp.	32	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

12.0	SAMPLING METHOD AND APPROACH

The following is an excerpt Quest’s Sampling Procedure and Quality Control-Quality Assurance (QA-QC) Protocol. Wardrop has reviewed the following QA-QC protocol and finds this meets or exceeds industry standards and norms.

12.1	Introduction

Sampling procedures and accepted QA-QC protocol dictate that a minimum of 5% of samples should comprise QA-QC samples i.e. standards, duplicates and blanks. Quest will endeavour, whenever possible to apply this protocol to all samples collected. To this end, the following describes the procedure for insertion of standard, blank and duplicate samples.

12.2	General

All tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database will also list where standards, blanks and duplicates are inserted and will differentiate drill core samples from rock samples. Sample tag books shall be pre-labelled to insure that QA-QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the lab.

It is important that all QA-QC samples are “blind”, that is, that the name of the standard and blank are not marked on the sample bag or the tag that is sent to the lab; likewise duplicate samples should not be labelled as duplicates on the tags that go to the lab. Table 12.1 summarizes the frequency and type of QA-QC samples to be used by Quest staff.

Table 12.1 QA-QC Sample Description

Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Duplicate (A/B)	xxxx48(duplicate of xxxx47)	xxxx98 (duplicate of xxxx97)	1/50
Blank (high purity silica sand)	xxxx25	xxxx75	1/50*
Standard (A09-2079)	xxxx00	n/a	1/50
Standard (A09-2065)	n/a	xxxx50	1/50

*	unless inserted after high-grade core

Quest Uranium Corp.	33	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

12.3	Sampling Procedure

Samples should not overlap between different rock types (this does not include presence or absence of melocratic inclusions at Strange Lake); therefore if geological contacts occur in mid-sample, the sample should be split at the contact. If a drill hole has a zone >20 m between mineralized zones, sampling should stop at 20 m past the last mineralized sample. For example, if the mineralized zone runs from 5 m to 10 m and no further mineralization is intersected from 10 m to 50 m, therefore the sampling can cease at 30 m. From 5 m to 10 m, samples cannot have a length greater than 1 m or less than 20 centimetres (cm). From 10 m to 30 m all samples will have a maximum length of 2 m. If multiple mineralized zones are intersected, sampling shall be continuous (unless thicknesses are >20 m between zones). As mentioned anomalous zones, defined as having elevated radioactivity and or focused zones of alteration are sampled at 1 m and narrow zones of intensely mineralized core may be sampled as narrow as 20 cm. Any relatively consistent average radioactivity core is considered background and shall be sampled at 2 m intervals.

For each sample, the from — to interval shall be marked on the core using grease pens by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [→ your sample here ←]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. When entering sample info for duplicates into the database for drilling or in the sample tracking database, duplicates should be named “Duplicate A” and “Duplicate B” — the former being the sample duplicated and the latter being the duplicate. This line is a guide for the sampler so that they can saw the core first in half as per normal sampling and then split that half — each duplicate is thus a quarter of the core. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval.

12.4	QA/QC Protocol

To attain a minimum of 5% QA-QC sample rate, standards and blanks will be inserted as two standard samples per 100 hundred samples (2%) and two blank samples per hundred samples (2%). Duplicate samples will be inserted as two every hundred samples as well (2%). Importantly, as an additional check on lab procedures and cleanliness, for any interval of high-grade mineralization greater than 2 m (i.e. 2 samples) an additional blank may be inserted following the final mineralized samples. Clear communication between the geologist and the technician must be maintained to insure that these blanks are being inserted properly.

12.5	Rock Sample Protocol

A similar rate of QA-QC samples shall be used for rock samples, where standards, blanks and duplicates are inserted one per fifty samples. As per above, sample tag

Quest Uranium Corp.	34	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

books will be pre-marked with these QA-QC samples written on the tags to insure they are not used for rock samples. The geologist who prepares sample shipments is responsible for gathering used tag books and inserting the QA-QC samples to the sample shipments.

Quest Uranium Corp.	35	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Sample Preparation

All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 grams (g), and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.

13.2	Sample Analysis

Upon receipt of the samples at Actlabs in Ancaster, the samples underwent several analyses for the various elements and lithogeochemistry. The following are extracts from Actlabs website.

Actlab Code: 4F-F Fusion Specific Ion Electrode (ISE)

Samples 0.2 g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.

Quest Uranium Corp.	36	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Actlab Code: 4 LITHO-Quant (11+) Major Elements Fusion

A 1 g sample is digested with aqua regia and diluted to 250 millilitres (mL) volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential Induced Coupled Plasma (ICP), Varian Vista 735 ICP or Thermo 6500 ICP. Tables 13.1 and 13.2 illustrate the detection limits of the various elements and compounds.

Table 13.1 Trace Elements and Detection Limits (ppm)

	Detection	Upper	Reported
Element	Limit	Limit	By
Ag	0.5	100	ICP/MS
As	5	2,000	ICP/MS
Ba	3	500,000	ICP
Be	1	—	ICP
Bi	0.4	2,000	ICP/MS
Ce	0.1	3,000	ICP/MS
Co	1	1,000	ICP/MS
Cr	20	10,000	ICP/MS
Cs	0.5	1,000	ICP/MS
Cu	10	10,000	ICP/MS
Dy	0.1	1,000	ICP/MS
Er	0.1	1,000	ICP/MS
Eu	0.05	1,000	ICP/MS
Ga	1	500	ICP/MS
Gd	0.1	1,000	ICP/MS
Ge	1	500	ICP/MS
Hf	0.2	1,000	ICP/MS
Ho	0.1	1,000	ICP/MS
In	0.2	200	ICP/MS
La	0.1	2,000	ICP/MS
Lu	0.04	1,000	ICP/MS
Mo	2	100	ICP/MS
Nb	1	1,000	ICP/MS
Nd	0.1	2,000	ICP/MS
Ni	20	10,000	ICP/MS
Pb	5	10,000	ICP/MS
Pr	0.05	1,000	ICP/MS
Rb	2	1,000	ICP/MS
Sb	0.5	200	ICP/MS
Sc	1	—	ICP
Sm	0.1	1,000	ICP/MS
Sn	1	1,000	ICP/MS
Sr	2	10,000	ICP
Ta	0.1	500	ICP/MS
Tb	0.1	1,000	ICP/MS
Th	0.1	2,000	ICP/MS
Tl	0.1	1,000	ICP/MS
Tm	0.05	1,000	ICP/MS
U	0.1	1,000	ICP/MS
V	5	10,000	ICP
W	1	5,000	ICP/MS
Y	2	10,000	ICP
Yb	0.1	1,000	ICP/MS
Zn	30	10,000	ICP/MS
Zr	4	10,000	ICP
Note: ICP/MS — ICP/Mass Spectroscopy

Quest Uranium Corp.	37	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Table 13.2 Fusion ICP Detection Limits

Oxide	Detection Limit (%)
SiO2	0.01
Al2O3	0.01
Fe2O3	0.01
MgO	0.01
MnO	0.001
CaO	0.01
TiO2	0.001
Na2O	0.01
K2O	0.01
P2O5	0.01
Loss on Ignition	0.01
Actlab Code: 4E — XRF (for Niobium)

Niobium (Nb) was analyzed separately by X-Ray Fluorescence (XRF) due to the low upper detection limit in the ICP/MS method.

The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (< 1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the Rh-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials. Table 13.3 presents the detection limits for the XRF analysis.
Table 13.3 Elements and Detection Limits (ppm)

	Detection	Upper
Element	Limit	Limit
Ga	5	10,000
Pb	5	1,000
Sn	5	10,000
Nb	1	10,000
Rb	2	20,000
13.3	Sample Security

From the drill core logging facility, once a sample interval of drill core was logged and sawed in halves, one half core was replaced in the core box and the other half core placed in a sample bag with its corresponding sample tag and sealed.

Quest Uranium Corp.	38	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

The individual sample bags of drill core were then placed in rice bags and, once filled, the rice bag was sealed and labelled. The rice bags of core samples were stored in the core logging facility until an available transport was able to fly the rice bags to Actlab’s sample preparation facility in Goose Bay, NL. From Goose Bay, the prepared samples were sent to Actlabs laboratory facility in Ancaster, Ontario, for analysis. The remaining pulps and sample rejects are stored in Actlab’s facility in Goose Bay. Wardrop is of the opinion that the sample preparation, security, and analytical procedures are adequate and satisfactory.

Quest Uranium Corp.	39	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

14.0	DATA VERIFICATION

14.1	Site Visit

A site visit was conducted by Tom Stubens, former senior resource geologist for Wardrop, on the 17 and 18 of September, 2009. The trip consisted of a site visit to both the B Zone and Main Zone and included the inspection of core logging and sampling facilities and the core storage areas; and the inspection of several drill hole collars. The drill program was completed at the time of the site visit and the drill rigs had been moved off site.

Wardrop found that Quest has conducted its exploration of the Property to a standard that meets or exceeds industry norms.

14.2	Data Verification

Upon receipt of the final assay database, Wardrop verified the assay data in the database with the original assay certificates from ActLabs.

Five of the 19 drill holes from the B Zone drill program were selected based on spatial location and all REE elements, zirconium, beryllium, fluorine were checked against the original assay certificates. The drill holes verified were: BZ09001, -004, -007, -011, and -019. These drill holes and their assay values account for a total of 28% of the entire database. No errors were encountered during the data verification of the assay database.

Wardrop also conducted a verification of the calculated oxides of the REEs, the TREOs. All oxides were calculated based on the assay values in ppm multiplied by the molecular weight of the REE oxide. There were no errors in the conversion of the REE in ppm to their associated oxides. Only the terbium oxide was mislabelled as Tb4O7 and was calculated for Tb2O3. This label was corrected in the database.

Niobium was assayed for, and reported as, Nb2O5 and did not require a conversion factor. Table 14.1 shows the conversion factors used in the database.

Quest Uranium Corp.	40	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Table 14.1 List of Element to Oxide Conversion Factors

Element	Element Acronym	Common Oxides	Oxide Conversion Factor
Beryllium	Be	BeO	2.775
Zirconium	Zr	ZrO2	1.351
Hafnium	Hf	HfO2	1.179
Lanthanum	La	La2O3	1.173
Cerium	Ce	Ce2O3	1.171
Praseodymium	Pr	Pr2O3	1.170
Neodymium	Nd	Nd2O3	1.166
Samarium	Sm	Sm2O3	1.160
Europium	Eu	Eu2O3	1.158
Gadolinium	Gd	Gd2O3	1.153
Terbium	Tb	Tb2O3	1.151
Dysprosium	Dy	Dy2O3	1.148
Holmium	Ho	Ho2O3	1.146
Erbium	Er	Er2O3	1.143
Thulium	Tm	Tm2O3	1.142
Ytterbium	Yb	Yb2O3	1.139
Lutetium	Lu	Lu2O3	1.137
Yttrium	Y	Y2O3	1.270

Quest Uranium Corp.	41	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

15.0	ADJACENT PROPERTIES

There are no significant mineral occurrences adjacent to the Property. It should be noted, however, it is thought that a significant proportion of the Main Zone deposit is situated across the Québec border in the ‘exempt lands’ in NL (Quest Website: Corporate Presentation, September 2009).

Quest Uranium Corp.	42	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical testing was conducted by Hazen for IOC during the 1980’s and by Mitsui in the early 1990’s. Results of these tests are considered to be material, but not reliable, due to subsequent advances in mineral processing of REE minerals.

16.1	Hazen, 2009

In 2009, Quest collected a 1,014.3 kg sample of mineralized material from five drill holes, totalling 340.0 m, and sent it to Hazen for detailed mineralogical and metallurgical test work. Results of this test work are pending.

The scope of the work will be conducted in four phases and is intended to provide experimental evidence that a concentrate can be made from the bulk samples and that a rare earth solution can be made from the concentrate at reasonable recoveries and reagent consumptions. The four phases are:

Phase 1

Mineralogical characterization with emphasis on the high-grade, pegmatitic ore. This phase is designed to describe the ore and gangue mineralogy using optical microscopy, X-ray diffraction, electron microprobe analysis, and QEMSCAN, including grain size estimates and key textural relationships, which will provide guidance for deciding which physical and chemical separation processes to pursue.

Phase 2

Preliminary physical separation tests. Based on the results of the first phase physical separation test work will be carried out to determine whether marketable rare earth and other concentrates or off-grade concentrates for further chemical processing can be produced. Also, this test work will be to assess rejection of reagent consumers in the event of hydrometallurgical processing and rejection of undesirable components such as thorium- and beryllium bearing minerals. High-intensity magnetic separation will be applied for possible rejection of thorite.

Phase 3

Production of concentrates for Phase 4 and mineralogical characterization of the remaining two ores. The remaining bulk samples will be characterized mineralogically in order to establish the difference between samples and the effect of that difference on a recovery process.

Quest Uranium Corp.	43	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Based on the results of Phase 2, it is expected that a basic processing scheme will emerge, which will be applied to treat the lower-grade, more altered samples. If the economic mineralization is essentially the same as that of the pegmatitic samples, it may not be necessary to produce bulk quantities of concentrate for the hydrometallurgical phase (Phase 4) because the leaching and decomposition response of the rare earth minerals would be expected to be the same. In any case, a bulk concentrate will be produced in Phase 3 to provide feed for Phase 4.

Phase 4

Hydrometallurgical process development. The purpose of this phase is mainly to determine the extent of metal extraction and to show the deportment of some of the major impurities and get a preliminary understanding of reagent consumption.

The results of the metallurgical test work are expected to be delivered in the middle of the second quarter of 2010.

Quest Uranium Corp.	44	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Introduction

The following is a NI 43-101 Compliant Resource Estimate for the B Zone REE deposit at the Strange Lake Project. At present, only one domain has been interpreted for the B Zone.

A cut-off grade of 0.85% was chosen for the Strange Lake B Zone deposit resource estimate. Wardrop considers this cut-off grade to be reasonable in the absence of metallurgical data and economic parameters, such as operating costs.

17.1.1	Database

Quest has supplied all of the digital data for the resource estimate. This data was compiled from the assay analysis, which came directly to Quest from ActLabs in Adobe Acrobat and Microsoft Excel formats, and was imported into Gemcom GEMS 6.2.3 Resource Evaluation Edition.

The drill hole dataset included the header files and 16 other tables (including tables for the survey files, assay files and lithology files). All tables from Quest have been imported into GEMS. The dataset included 19 drill holes with 1,459 assay values, and 57 survey readings. The 1,459 assayed samples have been reduced to 1,361 by averaging of the duplicate sample assays to avoid bias in choosing one value over the other. All drill holes were used in the interpretation of the B Zone. A manual check on the database was made to remove any obvious errors prior to statistical treatments, such as negative values and overlapping sample intervals. No errors were found in the database.

17.1.2	Specific Gravity

Quest conducted specific gravity readings on 80 samples from the B Zone. The 80 readings in the B Zone database are split between 20 pegmatite samples and 60 granite samples. Quest collected the specific gravity data using the immersion method at the Vale Sudbury offices and performed according to the Vale protocol (Appendix B).

Quest Uranium Corp.	45	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

The values range from 2.54 grams per cubic centimetre (g/cc) to 3.04 g/cc and the average reading is 2.72 g/cc. The summary statistics are listed in Table 17.1.

Table 17.1 Summary Statistics for Specific Gravity Data (g/cc)

Count	Mean	Minimum	Maximum	Standard Deviation
80	2.72	2.54	3.04	0.07
The relatively long distances between readings and drill holes do not allow interpolating the specific gravity across the block model. Therefore, all blocks in the B Zone were set to a density of 2.72 g/cc. Additional specific gravity readings would allow the interpolation of grades within the block model.

17.2	Exploratory Data Analysis

Exploratory data analysis is the application of various statistical tools to explain the characteristics of the data set. In this case the objective is to understand the population distribution of the grade elements through the use of such tools as histograms, descriptive statistics and probability plots.

17.2.1	Raw Assays

Raw assay statistics are shown in Table 17.2. Only those values greater than zero are used in the statistical analysis, however, the current database contains no fields with zero values. It should be noted that TREO% includes Y2O3%

Table 17.2 Raw Assay Statistics (No Zeroes)

	Length	TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
Count	1,361	1,361	1,361	1,361	1,361	1,361	1,361
Minimum	0.14	0.353	0.106	0.022	0.003	0.005	0.008
Maximum	3.50	11.087	7.686	2.040	0.191	10.900	2.069
Mean	1.50	1.035	2.029	0.222	0.055	0.786	0.088
Standard Deviation	0.55	0.671	0.847	0.171	0.022	0.951	0.118
Variance	0.30	0.451	0.717	0.029	0.000	0.905	0.014
Coefficient of Variance	0.37	0.649	0.417	0.771	0.393	1.211	1.344
A summary of descriptive statistics for all REOs may be found in Appendix C.

17.2.2	Conditional Means

A series of conditional mean plots were created to observe any direct correlations of other elements compared to TREOs. Thirteen conditional mean plots were derived from the raw data to compare TREO to: Al2O3, SiO2, CaO, F, Fe2O3, Hf, K2O, Na2O, Nb2O5, P2O5, TiO2, Y, and Zr.

Quest Uranium Corp.	46	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Figures 17.1, 17.2 and 17.3 present three conditional mean plots. The first (Figure 17.1) is TREO% versus Y2O3% which shows a direct relationship.
Figure 17.1 Example of Conditional Mean Plots — TREO% vs. Y2O3%
The second plot (Figure 17.2) is TREO% versus TiO2% which shows a relationship with low grade TREO values. The third plot (Figure 17.3) is TREO% versus K2O% which shows little or slightly negative relationship with TREO%. Complete results can be found in Appendix D.

Quest Uranium Corp.	47	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Figure 17.2 Example of Conditional Mean Plots — TREO% vs. TiO2%
Figure 17.3 Example of Conditional Mean Plots — TREO% vs. K2O%

Quest Uranium Corp.	48	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

17.2.3	Capping

Cumulative probability plots were used to assess the need for capping. Typically, a step in the profile or a separation of the data points is present if there are different populations in the dataset. High value outliers will show up in the last few percent of a cumulative probability plot (in the 97% to 100% range) and the break in the population is used to set a capping level.

Capping was applied to the raw data of the five associated oxides and the 15 REOs. With regard to the number of affected assay values of the 15 REOs, a total of 23 samples were affected by the applied capping levels. Table 17.3 shows the comparison of statistics between uncapped and capped TREO%.

Table 17.3 Comparison of Capped and Uncapped TREO%

	TREO (%)	TREO (%)
	Uncapped	Capped
Count	1,361	1,361
Minimum	0.353	0.353
Maximum	11.087	4.710
Mean	1.035	1.018
Standard Deviation	0.671	0.545
Variance	0.451	0.297
Coefficient of Variation	0.649	0.535
A summary of descriptive statistics for all capped REOs may be found in Appendix E.

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Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Table 17.4 presents the oxides and elements with the applied capping level and number of affected assay values.
Table 17.4 Summary of Capping Levels

		Number of Assay
Oxide or Element	Capped Value	Values Capped
ZrO2%	5.5	9
Nb2O5%	1.4	11
HfO2%	0.14	8
F%	8.0	4
BeO%	1.0	6
La2O3%	0.5	8
Ce2O3%	1.0	9
Pr2O3%	0.12	10
Nd2O3%	0.4	11
Sm2O3%	0.1	12
Eu2O3%	0.008	7
Gd2O3%	0.15	7
Tb2O3%	0.045	7
Dy2O3%	0.35	6
Ho2O3%	0.065	9
Er2O3%	0.21	7
Tm2O3%	0.03	8
Yb2O3%	0.16	9
Lu2O3%	0.018	11
Y2O3%	2.0	7
An example of the histogram and cumulative frequency plots for the raw uncapped Y2O3% data at Strange Lake are given in Figure 17.4. Histogram and cumulative frequency plots for the five associated oxides and elements, and the 15 REOs are presented in Appendix F.

Quest Uranium Corp.	50	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.4 Example of Histogram and Cumulative Probability Plot for Y2O3%

Quest Uranium Corp.	51	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.2.4	Composites

Wardrop created the table “SOLID_COMP” and the point areas “all2mComps” and “solidint2mComps” for composited intervals and composited point data respectively.

Table 17.5 shows the statistics for the raw assay sample lengths for the Strange Lake B Zone dataset where no zero length samples are included in the statistics.

Table 17.5 Statistics on the Raw Assay Sample Lengths

	Count	Minimum	Maximum	Average	Standard Deviation
Length (m)	1,361	0.14	3.5	1.50	0.55
A total of 1,030 composite samples were created and a total of 953 composite samples were used for the block modeling, that is, those composites that lay within the geological solid wireframe. A statistical summary of the TREO% 2 m composites is given in Table 17.6.

Table 17.6 Statistical Summary and Comparison of the TREO% 2 m Composites

	TREO% 2 m Composites	TREO% 2 m Composites
All Composites	Uncapped	Capped
Count	1,030	1,030
Minimum	0.491	0.491
Maximum	4.656	3.846
Mean	0.959	0.952
Standard Deviation	0.379	0.342
Variance	0.144	0.117
Coefficient of Variance	0.395	0.359

Composites within	TREO% 2 m Composites	TREO% 2 m Composites
Geological Solid*	Uncapped	Capped
Count	953	953
Minimum	0.524	0.524
Maximum	4.656	3.846
Mean	0.978	0.965
Standard Deviation	0.391	0.351
Variance	0.153	0.123
Coefficient of Variance	0.401	0.364

*	See Section 17.3
Any assay values listed as below detection limit were set to half the detection limit and was done prior to compositing.

Quest Uranium Corp.	52	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.3	Geological interpretation

The B Zone deposit was interpreted using lithology and assay data from all 19 drill holes. Since the assay sample support is relatively spread out spatially, and that two main lithologies are evenly distributed in the deposit area, only one zone was interpreted (or domained) for the B Zone deposit. Two, three-dimensional (3D) rings were created above and below the drill collars and drill toes and given a 100 m area of influence around the outer drill holes (Figure 17.5). The 100 m area of influence is indicative of half the distance between drill fences. A solid wireframe was then created between these two 3D rings (Figure 17.6).

Figure 17.5 3D Rings Above and Below Drill Holes (Looking North)*

*	Perspective View, No Scale

Quest Uranium Corp.	53	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.6 Original Solid Wireframe Between 3D Rings*

*	(Looking North); Perspective View, No Scale
A surface was created at the first instance of 0.9 TREO% and a second lower surface at the last instance of 0.9 TREO% (Figure 17.7). These limits were used after discussion with Quest as to a reasonable cut-off grade for a REE deposit of this type.

Quest Uranium Corp.	54	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.7 Creation of Upper and Lower Surfaces Bounding 0.9 TREO% Limit**

*	(Looking North); Perspective View, No Scale. The original solid wireframe was clipped to the upper surface and a second clipped to the lower surface (Figure 17.8).
The resulting final solid wireframe was tagged in GEMS as NAME1;NAME2;NAME3 = 09bound;clip2;final. The final solid wireframe was validated in GEMS and found that no errors were present. The final solid wireframe was then assigned a rock code of 400 and a geological code of TREO (see Table 17.7).

Quest Uranium Corp.	55	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.8 Creation of Final Solid Wireframe Clipped to Bounding Surfaces*

*	(Looking North); Perspective View, No Scale
Table 17.7 Rock and Geological Codes

Rock Code	Geological Code	Zone
0	AIR
400	TREO	B Zone Deposit
999	WASTE

Quest Uranium Corp.	56	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.9 is a perspective view of the final solid wireframe used for the resource estimate looking towards the north.
Figure 17.9 Strange Lake B Zone Solid Wireframe and Drill Holes*

*	(Looking North); Perspective View, No Scale
17.4	Block Model
A single block model was created to cover the known B Zone REE deposit. Figure 17.10 shows the screen capture from the GEMS project of the B Zone block model origins. Table 17.8 shows the bounding GEMS coordinates for the block model.

Quest Uranium Corp.	57	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.10 Block Model Origin for the Strange Lake B Zone Block Model
Table 17.8 Block Coordinates for the Strange Lake B Zone Block Model

B Zone	Minimum	Maximum
Easting	426500	429500
Northing	6241500	6244500
Elevation	200	540
A block size of 40 m x 40 m x 10 m was used to estimate the resource. These interpolation parameters were chosen to allow at least two to four blocks to be interpolated between drill holes as the drill holes were drilled mainly on 100 m x 200 m spacings. Given the wide spacing between drill holes, this block size allows a reasonable degree of confidence in the interpolation of the resource.
The block model folders created in GEMS for the Strange Lake B Zone Project are shown in Figure 17.11 below.

Quest Uranium Corp.	58	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.11 Block Model Folders for the Strange Lake B Zone Project

Quest Uranium Corp.	59	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.4.1	Interpolation Plan and Spatial Analysis

The interpolation methods used for populating the block model were Nearest Neighbour (NN) and Ordinary Kriging (OK). For the OK interpolation two passes were used; Pass 1 and Pass 2. For the NN interpolation only one pass, Pass 2, was used.

For the two passes for the OK interpolation, Pass 1 and Pass 2, a minimum of 10 composite samples and a maximum of 15 composite samples used to interpolate a block for TREO%, ZrO2%, Nb2O5%, HfO2%, F% and BeO% and the individual REOs. This allows the blocks to be interpolated by using composite assay values from at least two drill holes to estimate a block. A summary of this description is presented in Table 17.9 below.

Table 17.9 Description of Interpolation Passes

	Search Ellipse Parameters	Number of Composite Samples Used
Pass 1	120 m x 220 m x 20 m	Minimum 10; Maximum 15
Pass 2	240 m x 440 m x 40 m	Minimum 10; Maximum 15
A detailed list of parameters for the search ellipses for this resource estimate is shown in Table 17.10. Figure 17.12 illustrates the orientation of the Pass 1 and Pass 2 Search Ellipses used in the interpolation of the B Zone deposit.
Table 17.10 Search Ellipse Parameters

Profile	Search	Rotation	Rotation	Rotation	X	Y	Z	Search
Name	Anisotropy	About Z	About Y	About Z	Range	Range	Range	Type
PASS 1	Rotation ZYZ	-60°	-10°	0°	120 m	220 m	20 m	Ellipsoidal
PASS 2	Rotation ZYZ	-60°	-10°	0°	240 m	440 m	40 m	Ellipsoidal
Figure 17.12 Pass 1 and Pass 2 Search Ellipses

Quest Uranium Corp.	60	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.4.2	Variography

Samples used for variography are a function of geological interpretation. As there is only one solid or geological wireframe for the B Zone, only samples within the solid wireframe are used, that is, only 953 composite samples are used out of the total of 1,030. The variography was generated using SAGE 2001 ™ software.

Composited drill hole data was exported as a text file (.csv format) and imported directly into SAGE 2001 ™. Down hole variograms, using a lag distance equal to the composite length, were created for each of the separate domains. From the down-hole variograms, the nugget was estimated at 0.2.

The distance between drill holes ranges between approximately 70 m up to 250 m and, therefore, a 50 m lag distance was employed for variography. Lag distances of 100 m were employed for comparison; however, they appeared to generate inferior variograms. The number of lags used was 25, which was deemed sufficient to cover 1,250 m, that is, the length of the known deposit. All variograms utilized 22.5° bandwidths, 15° directional increments and 0.5 (50%) tolerance to optimize orientations.

The drillhole fences are up to 200 m apart. Available sample pairs for variography only begin from an average distance of approximately 70 m. Thus the variography indicates that a drill hole spacing (or sample separation) of 60 m to 80 m may sufficiently increase the level of confidence in grade continuity.

Experimental variography was subsequently used to calculate best-fit modeled variography. If a lag contained less than 100 sample pairs in down-hole variography, or less than 350 pairs for spatial variography, they were ignored. Similarly, calculations were weighted by pairs. Two spherical structures were used for both down hole and spatial modelling and orientations used were customized to GEMS requirements.

Modeled variography results were recorded as a report file, and plot files for visual reference and are listed in Appendix G.

17.4.3	Variography parameters

In GEMS, the convention used for variography parameters for Kriging profiles is right hand in the Z direction, right hand in the Y direction and right hand rotation in the Z direction. SAGE 2001™ software allows for the anisotropy results and rotation conventions to be output in GEMS format as described. Table 17.11 summarizes the variography parameters used for OK interpolation.

Quest Uranium Corp.	61	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Table 17.11 Variography Parameters

			Rotation	Rotation	Rotation
Profile	Sill	Search	About	About	About	X	Y	Z	Search
Name	=1	Anisotropy	Z	Y	Z	Range	Range	Range	Type
C0 (nugget)	0.200	—	—	—	—	—	—	—	—
C1	0.679	Rotation ZYZ	7	1	15	56.1	32.4	7.0	Spherical
C2	0.121	Rotation ZYZ	-67	83	-7	56.2	584.1	200.2	Spherical
Figures 17.13 and 17.14 show the resulting OK interpolation illustrating the general trend of the mineralization in a northeast/southwest direction, with a shallow dip to the northwest.
Figure 17.13 Block Model Plan Section (340 m elevation) Looking North*

*	Illustrating northeast trend of the mineralization; perspective view, no scale; Block Size = 40 m x 40 m x 10 m

Quest Uranium Corp.	62	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.14 Block Model Cross Section Looking East*

*	Illustrating the shallow dipping trend to the northwest; perspective view, no scale; Block Size = 40 m x 40 m x 10 m

Quest Uranium Corp.	63	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.4.4	Mineral Resource Classification

The mineral resource for the Strange Lake B Zone deposit is classified as an Inferred Resource based on the absence of metallurgical data and economic parameters, and on the number of drill holes and wide distance between drill holes. No recoveries have been applied to the interpolated estimates as the metallurgical test work is pending. Historical test work was conducted in the mid-1980’s but is not considered valid due to technological advances in the recoveries of REOs since that time.

The mineral resource estimate for the Strange Lake B Zone deposit, at 0.85 TREO% cut-off grade is: 0.999 TREO%, 1.973 Zr02%, 0.208 Nb2O3%, 0.053 HfO2 and 0.082 BeO%

Table 17.12 and Table 17.13 below summarize the Inferred Resource estimates for the Strange Lake B Zone deposit at various cut-off grades above and below the 0.85 TREO% cut-off grade. Table 17.12 presents TREO% and its five associated oxides and elements. Table 17.13 presents the individual REOs, which make up the TREO, at various TREO% cut-off grades.

Quest Uranium Corp.	64	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Table 17.12 Inferred Resource Estimate for the Strange Lake B Zone Deposit

			Proportion
TREO%	Tonnes		of HREO**
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	See Table 17.13

**	Includes Y2O3
Table 17.13 Inferred Resource Estimate for the Strange Lake B Zone Deposit*

TREO
Cut-	Tonnes	La2O	Ce2O	Pr2O	Nd2O	Sm2O	Eu2O	Gd2O	Tb2O	Dy2O	Ho2O	Er2O	Tm2O	Yb2O	Lu2O	Y2O3
off	(x000 t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1.20%	11,809	0.148	0.316	0.036	0.124	0.033	0.002	0.038	0.009	0.066	0.015	0.046	0.008	0.046	0.006	0.461
1.10%	21,757	0.143	0.305	0.034	0.120	0.032	0.002	0.035	0.009	0.059	0.013	0.041	0.007	0.041	0.005	0.413
1.00%	40,388	0.139	0.296	0.033	0.116	0.030	0.002	0.032	0.008	0.052	0.012	0.035	0.006	0.037	0.005	0.360
0.95%	54,560	0.137	0.291	0.032	0.114	0.028	0.002	0.030	0.007	0.048	0.011	0.033	0.006	0.034	0.004	0.334
0.90%	82,541	0.134	0.282	0.031	0.110	0.027	0.002	0.028	0.006	0.044	0.010	0.030	0.005	0.031	0.004	0.302
0.85%	114,823	0.132	0.274	0.030	0.107	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.029	0.004	0.281
0.80%	133,654	0.130	0.269	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.271
0.70%	137,639	0.129	0.268	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.269

*	Individual Oxides of the TREO

Quest Uranium Corp.	65	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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17.5	Validation

17.5.1	Model Volume Validation

The block model volumes were validated against the solid wireframe volumes and all differences were found to be within a tolerance of less than 0.10%. The result of the comparison is shown in Table 17.14.

Table 17.14 Volume Comparison between Wireframe Solid Models and Block Models

Wireframe Volume	Block Model Volume
(m3)	(m3)	% Difference
52,273,134	52,234,101	0.07%
17.5.2	Interpolation Validation

A comparison was made between the interpolation methods used to populate the block model. Although the final resource estimate is based on the OK interpolation method, a NN interpolation method was done as a validation check. The comparison between these two values is shown in Table 17.15.

Table 17.15 Comparison of NN and OK Values (at 0.85 TREO% Cut-off)

Interpolation	TREO	ZrO2	Nb2O5	HfO2	F	BeO
Method	(%)	(%)	(%)	(%)	(%)	(%)
NN	1.084	1.990	0.215	0.054	0.741	0.090
OK	0.999	1.973	0.208	0.053	0.729	0.082
Figure 17.15 below compares the grades and tonnages between the OK and NN methods of interpolation.

Quest Uranium Corp.	66	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.15 Grade — Tonnage Curves*

*	Comparing OK and NN Interpolation methods and results for TREO%.

Quest Uranium Corp.	67	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Additionally, the block model was checked visually to determine that the blocks were interpolated in accordance to the orientation of the search ellipse. Figures 17.16, 17.17 and 17.18 illustrate the NN interpolated blocks and the search ellipse around drill hole BZ09001.
Figure 17.16 B Zone Block Model in Plan View at the 430 m Elevation*

*	Illustrating the NN interpolated blocks from the TREO% 2 m composite samples and the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m.

Quest Uranium Corp.	68	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.17 B Zone Block Model in Cross Section through Drill Hole BZ09001*

*	Looking Northeast; illustrating the NN interpolated blocks from the TREO% 2 m composite samples in the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m

Quest Uranium Corp.	69	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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Figure 17.18 B Zone Block Model in Cross Section through Drill Hole BZ09001*

•	Looking Northeast; blown up from Figure 17.17; illustrating NN interpolated blocks from the TREO% 2 m composite samples, in the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m

Quest Uranium Corp.	70	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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18.0	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this report.

Quest Uranium Corp.	71	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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19.0	INTERPRETATION AND CONCLUSIONS

Wardrop concludes that the exploration work conducted by Quest to date on the B Zone deposit meets or exceeds industry standards and norms.

During statistical analysis of the current database, an indication was found of two domains (populations of data) within the B Zone deposit. Further investigation into this is warranted and would be best conducted on a larger sample data set for the B Zone deposit. Variography on the database also found that the available sample pairs begin from an average distance of approximately 70 m. This would indicate that a drill hole separation of 60 m to 80 m may suffice to increase the level of confidence in grade continuity.

Wardrop has completed an NI 43-101 compliant resource estimate for the B Zone deposit at the Strange Lake Project. The mineral resource for the Strange Lake B Zone deposit is classified as an Inferred Resource based on the absence of metallurgical data and economic parameters, and on the drill hole spacing. No recoveries have been applied to the interpolated estimates as the metallurgical test work is pending. Historical test work was conducted in the mid-1980’s but is not considered valid due to technological advances in the recoveries of REOs since that time.

The mineral resource estimate for the Strange Lake B Zone deposit, at 0.85 TREO% cut-off grade is: 0.999 TREO%, 1.973 Zr02%, 0.208 Nb2O3%, 0.053 HfO2 and 0.082 BeO%. The results of the resource estimate are presented in Table 19.1 at various cut-off grades above and below the 0.85 TREO% cut-off grade.

Table 19.1 Inferred Resource Estimate for the Strange Lake B Zone Deposit

TREO			Proportion of
Cut-off	Tonnes	TREO	HREO**in TREO	ZrO2	Nb2O5	HfO2	F	BeO
(%)	(x000 t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	Includes Y2O3
Wardrop concludes that the above resource estimate warrants further investigation and development.

Quest Uranium Corp.	72	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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20.0	RECOMMENDATIONS
Wardrop recommends that additional drilling be conducted to further investigate and develop the known B Zone deposit as the deposit has not been delineated laterally or at depth. Further confidence in the level of grade continuity is also necessary, therefore Wardrop recommends a more densely spaced drill program with a nominal drill hole separation between 60 m and 80 m. Based on this information both grade and lithology continuity can be assessed with greater confidence. In addition, Wardrop recommends that specific gravity readings be measured and recorded as part of the drill logging procedures during the next phase of drilling.
To this end, Quest has planned a 15,000 m drill program to be carried out in the summer of 2010. Of this total, 13,000 m of drilling has been planned exclusively for the development of the B Zone deposit. The purpose of the drill program is to bring additional data and greater confidence to the resource estimate with the expectation to update the resource classification enabling the definition of Indicated and Measured Resource. Quest has budgeted $6.7 million dollars to the exploration program that includes camp establishment, logistics, support, trenching, drilling, rock and drill core analysis. Wardrop believes this program is reasonable and warranted.
Wardrop also recommends that during the updated resource estimate, based on additional drilling results, that further exploratory data analysis be carried out on the new data set. This analysis will determine with greater confidence whether a probabilistic interpretation method may be applied to map out the two domains (populations of data) noted during the data analysis of this current resource estimate.

Quest Uranium Corp.	73	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
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21.0	REFERENCES
Batterson, M.J., 1988. Landform classification, Newfoundland-Quebec, 14D/5. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-003
Batterson, M.J., 1988. Landform classification, Lac Dihourse, Newfoundland-Quebec. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-004
Batterson, M.J., 1991. Till geochemistry of the Strange lake area, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0843; unnamed map
Batterson, M.J., 1991. Landform classification and surficial geology of NTS map sheet 14D/6. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File 14D/0041; Map 91-060
Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/06 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0248; Map 2001-025
Batterson, M.J., 2001. Landforms and surficial geology of NTS the Long Pond map sheet (NTS 14D/03), Labrador, Open File 14D/03/0255; Map 2001-023
Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/11 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/11/0251; Map 2001-029
Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the NTS 14D/05 map sheet [untitled]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open 14D/05/0247; Map 2003-27
Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the Lac Dihourse map sheet [NTS 24A/08]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open File 24A/08/0027; Map 2003-28
Batterson, M.J. and Taylor, D.M., 2009. Geochemical re-analysis of till samples from the Strange Lake area, Labrador [NTS map sheets 14D/05 and 24A/08]. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1479; 1-122
Beaumier, M., 1982. Géochimie des Sédiments de Lac dans la Région de la Rivière George, Territoire du Nouveau Québec. Ministère de l’Énergie et des Ressources, DP82-16.

Quest Uranium Corp.	74	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Beauregard, A.J. and Gaudreault, D., 2009. Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. Geologica Groupe-Conseil. (Internal Report). 74 pages. June 2009.
Chamois, P. and Cook, B., 2007. Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 pages. August 2007.
Friske, P.W.B., McCurdy, M.W., Day, S.J., Gross, H., Lynch, H.H. and Durham, C.C., 1993. The regional lake sediment and water geochemical data, northern Labrador. Geological Survey of Canada Open File 2690.
Hornbrook, E.H.W, Maurice, Y.T. and Lynch, J.J., 1979. Geochemical lake sediment and water, central Labrador, maps and data. Geological Survey of Canada, open File 559, 1979. 17 maps
Jambor, J.L., 1990. Bulk Sample Met-14 (Canmet 89-1) from the Strange Lake Y-Zr Deposit, Labrador-Quebec: Mineralogy and Metallurgical Implications. Canmet Report MSL-90-28; 1-39
McConnell, J.W., 1980. Detailed lake sediment, water and radiometric surveys of 14 base metals and uranium anomalies in Labrador. Government of Newfoundland and Labrador, Department of Mines and Enery, Mineral Development Division, Open File LAB/0224: 1-37
McConnell, J.W., 1988. Lake sediment and water geochemical surveys for rare-metal mineralization in granitoid terranes in Churchill Province, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0772; 1-107
McConnell, J.W., 2009. Complete geochemical data for detailed-scale Labrador lake surveys, 1978-2005. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1465; 1-25
McConnell, J.W. and Batterson, M.J., 1987. The Strange Lake Zr-Y-Nb-Be-REE . deposit, Labrador. A geochemical profile in till, lake and stream sediment and water. Journal of Geochemical Exploration, v.29. p.105-127.
McKinnon-Matthews, J., Harris, B., Stollenwerk, M., Doherty, M. and McCall, L., 2001. The 2000-2001 Exploration Program on the Québec 7 Property, Northern Quebec. NTS 24A/05, 12-13; 24B/08-11, 13-16; 24F/16; 24G/-01-16; 24J/01-07: 24K/01, 08. WMC International Limited. Québec Assessment Report GM-59375.
Mainville, A. and Venkateswaran, G.P., 1981a: A report on the geological, geophysical and geochemical work, Exploration Permit 659, Strange Lake area,

Quest Uranium Corp.	75	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Quebec. NTS Map sheet 24A/8 and 14D/5. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37064, 13 p.
Mainville, A. and Venkateswaran, G.P., 1981b: A report on the geological, geophysical and geochemical work, Exploration Permit 656, Strange Lake area, Quebec. NTS Map sheet 24A/8. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37372.
Margeson, B., Harris, B., McCall, L., McKinnon-Matthews, J. and Stollenwerk, M., 2002. Final Report, Phase 2 Airborne EM Survey, Southern Program, 2001 Exploration, Quebec 7 Property, Northern Québec. WMC International Limited. Québec Assessment Report GM-60773.
Marshall, I.B. and Scut, P.H., 1999. A National Ecological Framework for Canada-Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada
Miller, R.R., 1984. A Report on the Geological, Geophysical and Geochemical Assessment Work, Exploration Permit 656, Strange Lake Area, Quebec, NTS Map Sheet 24A/8. Work Period January 1, 1983 to December 31, 1983. Compagnie Miniere IOC. Ministère de l’Ènergie et des Ressources Report GM 41101: 1-157
Miller, R.R., 1986. Geology of the Strange Lake Alkalic Complex and the Associated Zr-Y-Nb-Be-REE Mineralization. Current Research, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1: 11-19
Ricketts, M.J., 1984. Aggreagate-resource assessment along possible transportation route from Strange Lake to the Atlantic coast, Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/0691; 1-272
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/4] and the eastern part of the Lac Canaee map sheet [NTS 24A/1], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1375; Map 2003-008
Ryan, B., Corriveau, L. and Lee, D., 2003. Geology of the Khongnekh Lake map sheet [NTS 14D/6], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0288; Map 2003-010
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the Long Pond map sheet [NTS 14D/3], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/03/0287; Map 2003-007
Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/5] and the eastern part of the Lac Dihourse map sheet [NTS 24A/8], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1376; Map 2003-009

Quest Uranium Corp.	76	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

Salvi, S. and Williams-Jones, A.E., 1990. The role of hydrothermal processes in the granite-hosted Zr, Y, REE deposit at Strange Lake, Quebec/Labrador: Evidence from fluid inclusions. Geochemica et Cosmochimica Acta, 54: 2403-2418
Salvi, S. and Williams-Jones, A.E., 1996. The role of hydrothermal processes in concentrating high-field strength elements in the Strange Lake peralkaline complex, northeastern Canada. Geochemica et Cosmochimica Acta, 60: 1917-1932 Taylor, F.C., 1979. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec, northern Labrador and Northwest Territories. Geological Survey of Canada, Memoir 393, 99 p.
Taylor, F.C., 1970. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec and northern Labrador, Part 2. Geological Survey of Canada, Paper 70-24.
Venkateswaran, G.P., 1981: A Report on the Geological, Geophysical and Geochemical Assessment Work. Licenses 1368, 1369, 1370, 12129, 12130, 12131. Strange Lake Area, Newfoundland-Labrador, NTS Map sheet 24A/8. 27 pages. November 1981.
Websites
Quest Uranium Corporation http://www.questuranium.com/
Quest Uranium Corporation; Corporate Presentation, September 2009 http://www.questuranium.com/ppt/QuestCorpREE Presentation-SEP%2029-09.pdf
Web Mineral http://www.webmineral.com/
World Climate, Indian House Lake, Québec http://www.worldclimate.com/cgi-bin/grid.pl?gr=N55W063
World Climate, Border, Québec http://www.worldclimate.com/cgi-bin/data.pl?ref=N55W063+2100+71901W

Quest Uranium Corp.	77	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

22.0	CERTIFICATE OF QUALIFIED PERSON
22.1	Certificate for Paul Daigle, P. Geo.
I, Paul Daigle, P. Geo. of Toronto, Ontario, do hereby certify that as co-author of this report titled “Strange Lake Project B Zone Deposit, Quebec National Instrument 43-101 Resource Estimate” dated April 16, 2010, I hereby make the following statements:
•	I am a Senior Geologist with Wardrop Engineering Inc. with the business address 900-330 Bay Street, Toronto, ON M5H 2S8.

•	I am a graduate of Concordia University, Montréal, Québec, Canada, with a B.Sc. in Geology, Specialization.

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration #1592) and the Association of Professional Engineers and Geoscientists of Saskatchewan (Registration #10665).

•	I have practiced my profession in geology continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to the Strange Lake Project is based upon over 19 years of experience in a wide variety of geological settings.

•	I am responsible for the preparation of all sections of this technical report titled “Strange Lake Project B Zone Deposit, Quebec National Instrument 43-101 Resource Estimate”, dated April 16, 2010. I have not visited the Property.

•	I have no prior involvement with the property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 16th day of April, 2010 at Toronto, Ontario.

“Original Document, Revision 02 signed
and sealed by Paul Daigle, P. Geo.” Paul Daigle, P. Geo.
Wardrop Engineering Inc.

Quest Uranium Corp.	78	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

22.2	Certificate for Timothy Maunula, P. Geo.
I, Timothy Maunula, P. Geo., of Oakville, Ontario, do hereby certify that as the co-author of this report titled “Strange Lake Project B Zone Deposit, Quebec National Instrument 43-101 Resource Estimate”, dated April 16, 2010, I hereby make the following statements:
•	I am a General Manager with Wardrop Engineering Inc. with a business address at 900-330 Bay Street, Toronto, Ontario, M5H 2S8.

•	I am a graduate of Lakehead University, (B.Sc. Honours, 1979).

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (License #1115).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to geology includes over 25 years of exploration, operations and consulting experience including considerable experience at base metal properties in Manitoba.

•	I am responsible for overseeing the preparation of all sections of this technical report titled “Strange Lake Project B Zone Deposit, Quebec National Instrument 43-101 Resource Estimate” dated April 16, 2010. I have not visited the Property.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 16th day of April, 2010 at Toronto, Ontario.

“Original Document, Revision 02 signed
and sealed by Timothy Maunula, P. Geo.” Timothy Maunula, P. Geo.
Wardrop Engineering Inc.

Quest Uranium Corp.	79	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

22.3	Certificate for Thomas C. Stubens, P. Eng.
I, Thomas C. Stubens, of Vancouver, British Columbia, do hereby certify that as an author of this “Strange Lake Project B Zone Deposit, Quebec, National Instrument 43-101 Resource Estimate”, dated April 16, 2010, I hereby make the following statements:
•	I am a Senior Geologist with Micon International Limited with a business address at 205-700 West Pender St., Vancouver, British Columbia, V6C 1 G8.

•	I visited the Strange Lake Property on the 17th and 18th of September, 2009 while employed by Wardrop Engineering Inc. in the position of Senior Geologist.

•	I am a graduate of the Universities of Toronto and British Columbia, (B.A.Sc, 1978 and M.A.Sc., 1989 respectively).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #28367).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to Strange Lake includes 30 years of post-graduate experience, 20 years of which are in the fields of geological modeling and geostatistical resource estimation.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101 F1.
Signed and dated this 16th day of April, 2010 at Vancouver, British Columbia.

“Original Document, Revision 02 signed and
sealed by Thomas C. Stubens, M.A.Sc., P.Eng.” Thomas C. Stubens, M.A.Sc., P.Eng.

Quest Uranium Corp.	80	0955110100-REP-L0001-02
Strange Lake Project, B Zone Deposit, Québec NI 43-101 Resource		April 2010
Estimate

APPENDIX A
Mineral Claims Information

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2021282	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021283	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021284	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021285	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021286	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021287	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021288	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021289	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021290	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021291	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021292	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021293	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021294	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021295	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021296	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021297	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021298	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021299	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021300	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021301	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021302	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021303	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021304	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021305	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021306	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021307	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021308	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021309	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021310	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021311	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021312	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021313	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021314	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021315	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021316	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021317	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021318	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021319	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021320	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021321	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021322	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021323	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021324	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021325	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021326	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021327	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021328	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021329	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021330	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021331	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021332	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021333	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021334	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021335	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021336	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021337	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021338	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021339	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021340	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021341	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021342	1	18/05/2010	18/07/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2021343	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021344	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021345	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021346	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021347	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021348	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021349	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021350	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021351	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021352	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021353	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021354	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021355	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021356	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021357	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021358	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021359	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021360	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021361	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021362	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021363	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021364	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021365	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021366	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021367	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021368	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021369	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021370	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021371	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021372	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021373	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021374	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021375	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021376	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021377	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021378	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021379	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021380	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021381	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021382	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021383	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021384	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021385	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021386	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021387	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021388	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021389	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021390	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021391	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021392	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021393	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021394	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021395	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021396	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021397	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021398	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021399	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021400	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021401	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021402	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021403	1	18/05/2010	18/07/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2021404	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021405	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021406	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021407	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021408	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021409	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021410	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021411	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021412	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021413	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021414	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021415	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021416	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021417	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021418	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021419	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021420	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021421	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021422	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021423	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021424	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021425	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021426	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021427	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021428	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021429	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021430	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021431	1	18/05/2010	18/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021981	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021982	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021983	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021984	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021985	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021986	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021987	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021988	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021989	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021990	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021991	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021992	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021993	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021994	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021995	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021996	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021997	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021998	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2021999	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022000	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022001	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022002	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022003	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022004	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022005	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022006	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022007	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022008	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022009	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022010	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022011	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022012	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022013	1	20/05/2010	20/07/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022014	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022015	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022016	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022017	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022018	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022019	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022020	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022021	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022022	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022023	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022024	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022025	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022026	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022027	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022028	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022029	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022030	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022031	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022032	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022033	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022034	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022035	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022036	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022037	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022038	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022039	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022040	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022041	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022042	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022043	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022044	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022045	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022046	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022047	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022048	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022049	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022050	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022051	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022052	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022053	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022054	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022055	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022056	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022057	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022058	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022059	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022060	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022061	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022062	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022063	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022064	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022065	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022066	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022067	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022068	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022069	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022070	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022071	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022072	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022073	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022074	1	20/05/2010	20/07/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022075	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022076	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022077	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022078	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022079	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022080	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022081	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022082	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022083	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022084	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022085	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022086	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022087	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022088	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022089	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022090	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022091	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022092	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022093	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022094	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022095	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022096	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022097	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022098	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022099	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022100	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022101	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022102	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022103	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022104	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022105	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022106	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022107	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022108	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022109	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022110	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022111	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022112	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022113	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022114	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022115	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022116	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022117	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022118	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022119	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022120	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022121	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022122	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022123	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022124	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022125	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022126	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022127	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022128	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022129	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022130	1	20/05/2010	20/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022195	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022196	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022197	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022198	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022199	1	25/05/2010	25/07/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022200	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022201	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022202	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022203	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022204	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022205	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022206	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022207	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022208	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022209	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022210	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022211	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022212	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022213	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022214	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022215	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022216	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022217	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022218	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022219	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022220	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022221	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022222	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022223	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022224	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022225	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022226	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022227	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022228	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022229	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022230	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022231	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022232	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022233	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022234	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022235	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022236	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022237	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022238	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022239	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022240	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022241	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022242	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022243	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022244	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022245	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022246	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022247	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022248	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022249	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022250	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022251	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022252	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022253	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022254	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022255	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022256	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022257	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022258	1	25/05/2010	25/07/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022766	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022767	1	02/06/2010	02/08/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022768	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022769	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022770	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022771	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022772	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022773	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022774	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022775	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022776	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022777	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022778	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022779	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022780	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022781	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022782	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022783	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022784	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022785	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022786	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022787	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022788	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022789	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022790	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022791	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022792	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022793	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022794	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022795	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022796	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022797	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022798	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022799	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022800	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022801	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022802	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022803	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022804	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022805	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022806	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022807	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022808	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022809	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022810	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022811	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022812	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022813	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022814	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022815	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022816	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022817	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022818	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022819	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022820	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022821	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022822	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022823	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022824	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022825	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022826	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022827	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022828	1	02/06/2010	02/08/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022829	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022830	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022831	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022832	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022833	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022834	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022835	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022836	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022837	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022838	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022839	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022840	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022841	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022842	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022843	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022844	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022845	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022846	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022847	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022848	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022849	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022850	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022851	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022852	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022853	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022854	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022855	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022856	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022857	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022858	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022859	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022860	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022861	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022862	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022863	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022864	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022865	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022866	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022867	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022868	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022869	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022870	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022871	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022872	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022873	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022874	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022875	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022876	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022877	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022878	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022879	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022880	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022881	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022882	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022883	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022884	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022885	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022886	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022887	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022888	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022889	1	02/06/2010	02/08/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2022890	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022891	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022892	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022893	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022894	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022895	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022896	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022897	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022898	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022899	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022900	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022901	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022902	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022903	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022904	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022905	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022906	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022907	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022908	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022909	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022910	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022911	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022912	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022913	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022914	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2022915	1	02/06/2010	02/08/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027034	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027035	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027036	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027037	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027038	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027039	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027040	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027041	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027042	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027043	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027044	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027045	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027046	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027047	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027048	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027049	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027050	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027051	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027052	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027053	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027054	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027055	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027056	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027057	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027058	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027059	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027060	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027061	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027062	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027063	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027064	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027065	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027066	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027067	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027068	1	29/07/2010	28/09/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2027069	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027070	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027071	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027072	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027073	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027074	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027075	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027076	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027077	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027078	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027079	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027080	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027081	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027082	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027083	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027084	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027085	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027086	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027087	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027088	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027089	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027090	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027091	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027092	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027093	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027094	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027095	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027096	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027097	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027098	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027099	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027100	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027101	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027102	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027103	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027104	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027105	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027106	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027107	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027108	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027109	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027110	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027111	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027112	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027113	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027114	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027115	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027116	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027117	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027118	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027119	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027120	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027121	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027122	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027123	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027124	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027125	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027126	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027127	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027128	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027129	1	29/07/2010	28/09/2010	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2027130	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027131	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027132	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027133	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027134	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027135	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027136	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027137	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027138	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027139	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027140	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027141	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027142	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027143	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027144	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027145	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027146	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027147	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027148	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027149	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027150	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027151	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027152	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027153	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027154	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027155	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027156	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027157	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027158	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027159	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027160	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027161	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027162	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027163	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027164	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027165	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027166	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027167	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027168	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027169	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027170	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027171	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027172	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027173	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027174	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027175	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027176	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027177	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027178	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027179	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027180	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027181	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027182	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2027183	1	29/07/2010	28/09/2010	QUEST
STRANGE LAKE	Strange Lake	CDC 2069812	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069813	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069814	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069815	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069816	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069817	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069818	1	20/01/2011	22/03/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2069819	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069820	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069821	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069822	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2069823	1	20/01/2011	22/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072420	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072421	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072422	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072423	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072424	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072425	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072426	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072427	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072428	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072429	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072431	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072433	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072434	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072435	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072436	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072437	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072438	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072439	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072440	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072441	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072442	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072443	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072444	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072445	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072446	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072447	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072448	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072449	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072450	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072451	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072452	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072453	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072454	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072455	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072456	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072457	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072458	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072459	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072460	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072461	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072462	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072463	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072464	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072465	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072466	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072467	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072468	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072469	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072470	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072471	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072472	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072473	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072474	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2072475	1	26/01/2011	28/03/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2075298	1	09/02/2011	11/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2075299	1	09/02/2011	11/04/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2076847	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076849	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076851	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076853	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076855	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076857	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076859	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076861	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076863	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076865	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076867	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076869	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076871	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076873	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076875	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076877	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076879	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076881	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076883	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076885	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076886	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076888	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076890	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076892	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076895	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076897	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076899	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076901	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076903	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076904	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076906	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076908	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076910	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076912	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076914	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076916	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076918	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076920	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076922	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076924	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076926	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076928	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076930	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076932	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076935	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076936	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076939	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076940	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076943	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076945	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076947	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076949	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076951	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076953	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076955	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076957	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076958	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076959	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076960	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076961	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076962	1	13/02/2011	15/04/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2076963	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076964	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076965	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076966	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076967	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076968	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076969	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076970	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076971	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076972	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076973	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2076974	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077188	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077190	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077192	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077194	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077196	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077198	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077200	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077202	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077204	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077206	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077208	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077210	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077212	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077214	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077216	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2077218	1	13/02/2011	15/04/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186981	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186982	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186983	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186984	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186985	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186986	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186987	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186988	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186989	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186990	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2186991	1	18/06/2011	18/08/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188102	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188103	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188104	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188105	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188106	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188107	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188108	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188109	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188110	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188111	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188112	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188113	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188114	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188115	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188116	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188117	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188118	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188119	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188120	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188121	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188122	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188123	1	10/07/2011	09/09/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2188124	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188125	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188126	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188127	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188128	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188129	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188130	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188131	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188132	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188133	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188134	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188135	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188136	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188137	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188138	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188139	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188140	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188141	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188142	1	10/07/2011	09/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188957	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188958	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188959	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188960	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188961	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188962	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188963	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188964	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188965	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188966	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188967	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188968	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188969	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188970	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188971	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188972	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188973	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188974	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188975	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188976	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188977	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188978	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188979	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188980	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188981	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188982	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188983	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188984	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188985	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188986	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188987	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188988	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188989	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188990	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188991	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188992	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188993	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188994	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188995	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188996	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188997	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2188998	1	17/07/2011	16/09/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2188999	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189000	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189001	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189002	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189003	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189004	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189005	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189006	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189007	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189008	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189009	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189010	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189011	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189012	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189013	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189014	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189015	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189016	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189017	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189018	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189019	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189020	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189021	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189022	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189023	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189024	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189025	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189026	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189027	1	17/07/2011	16/09/2011	QUEST

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE	Strange Lake	CDC 2189028	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189029	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189030	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189031	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2189032	1	17/07/2011	16/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122729	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122731	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122733	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122734	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122735	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122736	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122737	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122738	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122739	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122740	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122741	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2122742	1	20/07/2011	19/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2123065	1	21/07/2011	20/09/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192147	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192148	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192149	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192150	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192151	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192152	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192153	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192154	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192155	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192156	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192157	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192158	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192159	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192160	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192161	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192162	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192163	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192164	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192165	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192166	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192167	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192168	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192169	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192170	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192171	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192172	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192173	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192174	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192175	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192176	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192177	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192178	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192179	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192180	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192181	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192182	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192183	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192184	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192185	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192186	1	15/08/2011	15/10/2011	QUEST
STRANGE LAKE	Strange Lake	CDC 2192187	1	15/08/2011	15/10/2011	QUEST

TOTAL NUMBER OF MINERAL CLAIMS			1003

			Number of
Property	Project	Claim	Claims	Date Work Due	Expiry Date	Record Name
STRANGE LAKE — LABRADOR	Strange Lake	016342M	66	23/08/2010	23/06/2010	QUEST
STRANGE LAKE — LABRADOR	Strange Lake	016254M	255	30/08/2010	30/06/2010	QUEST
STRANGE LAKE — LABRADOR	Strange Lake	016412M	4	02/11/2010	03/09/2010	QUEST
STRANGE LAKE — LABRADOR	Strange Lake	016413M	1	02/11/2010	03/09/2010	QUEST
STRANGE LAKE — LABRADOR	Strange Lake	016414M	1	02/11/2010	03/09/2010	QUEST
STRANGE LAKE — LABRADOR	Strange Lake	016415M	3	02/11/2010	03/09/2010	QUEST

TOTAL NUMBER OF MINERAL CLAIMS			330

APPENDIX B
Specific Gravity Determination

Procedure/Protocol
Specific Gravity Unit
Updates:

VERSION	DATE	PAGES	CHANGES
1.0	Sept. 04, 2008	All	First Version

2.0	Jan. 30, 2009	11 to 12	Second version

3.0	April 2, 2009	3, 9, 12, 13	Third Version

Written by:	Pierre Guay (Sudbury Basin Group)

Approved by:	Arnie Burton (Sudbury Basin Group)

I. Expectations of Use
The following table represents various uses for the Specific Gravity Unit. It is highly recommended to collect SG measurements for the following work types.

Work Type	What	Use
Exploration geology and geophysics	Major Rock Types and New Mineralized Intersections	1 — Modify Alcock Formula (Block Modeling, Tonnage Calculation),
2 — Assist Geophysical Interpretation

Extensional or Fill In Exploration	Major Rock Types and Ore Intersections	1 — Modify Alcock Formula (Block Modeling, Tonnage Calculation),
2 — Assist Geophysical Interpretation

Production	Ore Samples	1 — Modify Alcock Formula (Block Modeling, Tonnage Calculation),
2 — Assist Geophysical Interpretation

1

     II. Archimedes Principles and Specific Gravity.
Archimedes’ principle
     Achimedes’ principle, or the law of upthrust, is “When a solid body is partially or completely immersed in water, the apparent loss in weight will be equal to the weight of the displaced liquid.”
     In other words, when a body is partially or completely immersed in a liquid, then it experiences an upward buoyant force which is equal to the weight of the fluid displaced by the immersed part of the body. This is true only as long as one can neglect the surface tension (capillarity) acting on the body. The weight of the displaced fluid is directly proportional to the volume of the displaced fluid (specifically if the surrounding fluid is of uniform density). Thus, among objects with equal masses, the one with greater volume has greater buoyancy.
     The density of the immersed object relative to the density of the fluid is easily calculated without measuring any volumes:

Relative density =	Dry Weight of Object Dry Weight of Object — Immersed Weight of Object
Specific Gravity
     Specific Gravity (SG) is a special case of relative density* defined as the ratio of the density of a given substance, to the density of water (H2O). Substances with a specific gravity greater than 1 are heavier than water, and those with a specific gravity of less than 1 are lighter than water.

SG =	rsubstance rH2O
     The density of the denominator, or reference, is rH2O = 1g/cm3 (at 4°C) or rH2O = 0.998 g/cm3 (at 21°C) in SI units. Or rH2O = 0.0312 tons/ft3 (at 39.2°F) or rH2O = 0.03114 tons/ft3 (at 70°F) in imperial units. See Appendix B.
     SG is by definition dimensionless and therefore not dependent on the system of units used (e.g. tons/ft3 or kg/m3), in so far as the units are consistent. Based on the SG-value of a given substance, the density of that substance can be calculated.
If SGsubstance = 4.6           therefore the rsubstance
rsubstance = SGsubstance  X rH2O (at 21°C/70°F)
4.291 kg/m3  =   4.6          X   0.998 kg/m3
     or
0.143 tons/ft3  =  4.6          X  0.03114 tons/ft3
*	See appendix A

2

III. Equipment.
     The equipment or components to capture Specific Gravity measurements consist of the following;
     Weight scale, Laptop, cable for communication with weight scale, water container, baskets, stainless steel bearing (for QAQC).
Do not move the Weight Scale from its location as you can damage the underhook which is attached underneath the scale.
IV. Powering the Weight Scale and Computer, and Leveling the Scale.
Powering the scale and Laptop computer.
     The weight scale and the laptop are powered via a surge protector. Turn “ON” the surge protector power before powering “ON” the weight scale and the laptop. Turn “ON” the weight scale (first blue button on the left side of the scale display unit, see below) and let it to warm up for at least 15 minutes with nothing on the weighing pan. Make sure that the weighing pan is free of dust, dirt, and other material. Make sure that the balance is not affected by heaters or air conditioners.
     Turn “ON” the laptop computer. To log “IN” on the computer type your Username and Password and make sure to have access to the following server: BasinLogging2 on Expl0004. To access this server use the wireless connection (automatic connection).

3

     To turn “ON” the weight scale press on the ON:OFF button.
Leveling the weight scale.
     The weight scale has to be properly leveled. Level the balance by adjusting the leveling feet and confirm it using the bubble spirit level (see screen captures below).
V. Rubber Mats and Aluminum Baskets, Water Container, and Scale “RE-ZERO” (Tare).
Rubber Mats and Aluminum Baskets
     Once the scale is warmed up the screen display will show the following:

4

     Place the two rubber mats on the stainless steel pan. These rubber mats are used to protect the stainless steel pan and also to avoid the grab sample or the core sample to move or roll during the weighing. Select the aluminum basket to use to capture the immersed or wet weight. Two different sizes are available. Make sure the rubber mats and the aluminum baskets are clean and do not contain any rock chips or particles. Attach the basket on the under-hook and make sure that the basket is well leveled and totally immersed in water.

5

Water Container
     Prior to collect dry and wet weights for all your samples make sure that the water in the blue container is clean. Empty the container and clean it if necessary. Fill with room temperature water en ensure that the water level will fully cover the basket and all samples. Remember that to capture proper wet weights all samples must be totally immersed. Add water in the container if necessary.
Scale “RE-ZERO”
     The scale has been set to capture weights in grams (g). This has no importance as we are measuring a Specific Gravity (no unit). Now re-zero (tare) the scale by pressing on the red “RE-ZERO” button. Now the scale display should show 0.0 g (see screen capture above). The scale is now ready to capture dry and wet weights. The scale must be “RE-ZERO” each time a sample is removed from the scale pan or from the basket or each time before collecting a new weight.
VI. Calibrating the Weight Scale and Scale Capacity.
     The weight scale has the following modes as a calibration group. For more details about these different options please refer to the weight scale (GP series) Instruction Manual.
1 — Automatic self calibration (calibration due to change of temperature)
2 — Calibration using the internal mass (one touch calibration) **
3 — Calibration using an external weight or mass **
4 — Calibration test using an external weight
     Calibration tests on the weighing scale will be done once a month using the internal calibration mass. Every six (6) months a calibration check will be also done using external weights. These calibration checks will be performed by a trained person only. If these calibration checks fail to return accurate values an AND specialist will be contacted (Toronto).
     The weight scale has a maximum capacity of 21 kilograms or 46.3 pounds. Do not put anything exceeding this weight on the scale.
     For further details regarding all features of this weight scale please refer to the AND Instruction Manual for GP series.

**  Calibration reports can be obtained and printed with this weight scale. Please refer to the instruction manual for the proper settings.

6

VII. Communication between the Weight Scale and the Computer.
     The weight scale has a communication port which allows it to output the data to a computer. This communication is done via a cable connected from the scale to the computer. Make sure that the cable is secured on both ends. Once you’re logged “IN” the Laptop computer will display the following screen (see next page).
     If you do not see all icons as shown above please restart the computer. From the two icons (shortcuts) located at the center of the screen (see icons surrounded by the yellow ellipse) double click on the left one.
     By double clicking on this icon the communication software will upload. The following window will pop-up on the screen.

7

     To start the communication between the weight scale and the computer click on the “Start” button. Do not modify or change the other parameters. Once you pressed on the “Start” button the window will disappear and a new button will appear in the toolbar menu at the bottom of the screen.
This button certifies that the communication between the scale and the computer is properly established.
     If the following window (see below) pops-up this will indicate that there is no communication between both units. Please make sure that the cable is properly connected to the weight scale and the computer. Restart the computer again and redo all the steps as described above in Section V.

8

VIII. Sample Selection and Sample Preparation.
Sample Selection
     The Specific Gravity measurements can be performed on core specimens, core intervals, and grab specimens.

Core specimen:	To measure the SG for a core specimen make sure that the sample is representative of the litho-type and is also homogenous (no veins, none altered, no fractures, etc.). The specimen must measure at least 10 centimetres or 4 inches in length.

Core interval:	To measure the SG for a core interval place the core boxes sequentially. This will facilitate the sample’s visualization and selection. All core pieces, for the interval, shall be sequentially numbered with a wax crayon (peel off — China marker). Performed the specific gravity measurement on the entire interval if possible. Remember that these intervals should correspond to the sample intervals. Do not weight chips, gravel, and gouge material (no fine).

Grab specimen:	To measure the SG for a grab specimen make sure that the sample is representative of the litho-type and is also homogenous (no veins, none altered, no fractures, etc.). The specimen must be at least fist size.

Mine specimen:	To measure the SG for a mine specimen, make sure that the sample is representative of the litho-type and is also homogenous (no veins, none altered, no fractures, etc.). The specimen must be at least fist size.
Sample Preparation
     All samples should be cleaned and void of dirt, mud, and other substances. Make sure that all samples are dry and clean prior to collect their dry and wet weights. All samples from the Sudbury Basin will be considered as being non-porous.
IX. Uploading the Specific Gravity Excel Spreadsheet.
     All weights for the Specific Gravity measurements will be captured in an Excel spreadsheet. Double click on the second icon to the right.
     By double clicking on this icon the Specific Gravity (SG) spreadsheet will upload. This Excel Spreadsheet contains four different sheets to collect SG measurements. The first sheet is to capture SG measurements on core intervals. The second sheet is to capture SG measurements on core specimens. Finally, the third and fourth are to collect SG for surface or mine grab specimens.
     Select the sheet corresponding to the type of measurement needed. Fill in all the fields for each sample. The following fields consist of formulas (Length, Specific Gravity, Density (g/cm3), and Density (tons/ft3). You will need to copy and paste these cells to get all calculations properly done for each entry.

9

X. Collecting the Dry and Wet Weights.
     If all previous steps have been properly accomplished then we are now ready to collect dry and wet weights. As mentioned in section III the scale must be “RE-ZERO” each time a sample is removed from the scale pan or from the basket or each time before collecting a new weight. “RE-ZERO” the weight scale.

10

Dry weight
     Place a dry and clean core specimen on the scale pan (rubber mats on). On the Excel Spreadsheet make sure to select the cell where the dry weight will be captured.
     Once the stabilization indicator is displayed press on the “Print” button.
     This will communicate the reading directly into the selected cell (Dry_weight (g) cell) on the Excel Spreadsheet.
     The cursor will automatically moves to the right and the Wet_weight (g) cell will now be selected.
Wet weight
     Remove the core specimen from the scale pan and “RE-ZERO” the scale if necessary. Now place the specimen in the immersed basket. Like for measuring the dry weight wait for the stabilization

11

indicator and then press on the “Print” button. The Wet weight will appear in its corresponding cell on the Excel spreadsheet as well as the Specific Gravity and Densities will be automatically calculated.
     You can save the spreadsheet at any time. Use the following procedures to rename and save the file.

Core specimen:	Save the file with the following filename convention: BH#_SG_cs.xls (1211220_SG_cs.xls). Save this file on the server Z:\BasinLogging2\SG_Database

Core interval:	Save the file with the following filename convention: BH#_SG_cs.xls (1211220_SG_ci.xls). Save this file on the server Z:\BasinLogging2\SG_Database

Grab specimen:	Save the file with the following filename convention: Property_SG_gs.xls (Levack_SG_gs.xls). Save this file on the server Z:\BasinLogging2\SG_Database

Mine specimen:	Save the file with the following filename convention: Mine_Stope_SG_ms.xls (Stobie_Block40_SG_ms.xls). Save this file on the server Z:\BasinLogging2\SG_Database
If you are measuring SG on core intervals and core specimens save the file with the following filename convention: 1211220_SG_ci_cs.xls
     The VITSL Specific Gravity Database will reside on the following server and folder: Expl0004\ BasinLogging2\ SG_Database. It is possible that a new location might be designated for this Database in a near future.
XI. QAQC Using the Standard Sample.
     We do recommend using the standard sample (stainless steel bearing) for QAQC control while capturing several specific gravity measurements. Measure the specific gravity of the stainless steel ball after every 20 specific gravity measurement (5%). Or if you collect less than 10 specific gravity measurements at least do one QAQC control with this standard. The specific gravity of this stainless bearing should be of 7.786 or 7.79. However, because of the scale accuracy (0.1g), it will be impossible to repeat this number. A value of 7.60 < SG < 8.00 is therefore accepted.
     If you obtain erratic values this means that the scale will have to be re-calibrated. Please contact Pierre Guay (pierre.guay@valeinco.com).

12

XII. Cleaning the Specific Gravity Unit.
     Keep the SG unit clean. Clean the rubber mats and all baskets under high-pressure warm water. Lay down all baskets upside down on the cotton rags and let them dry. Clean the stainless steel weight pan if necessary. If you do not intend to use this unit in the next days please empty the water container and clean it.

13

Appendix A
     Relative density
     Relative density is a dimensionless ratio of the densities of two materials. The term specific gravity is the formally used word, except that the reference material is water. A relative density can help quantify the buoyancy between two materials, or determine the density of one “unknown” material using the “known” density of another material. Mathematically, relative density is expressed as: PANT
     Where G is the relative density, and r is the densities of the two materials in the same units (e.g., g/cm3 or kg/m3).
     Relative density is dimensionless, since it is a ratio between two quantities of same unit. If the ratio is greater than 1, the object will be heavier than the same volume of the reference. If it is less than 1, it will be lighter than the reference. If it is exactly 1, an equal volume of the object and the reference will have the same weight. It is important to specify the reference material when reporting a relative density, but when the reference material is not specified it is usually understood to be water at 3.98 ° C

14

Appendix B

Water Temperature (°C / °F)	Density g/cm3	Density tons/ft3
4°C / 39.2°F	1.000	0.03120
21°C / 70.0°F	0.998	0.03114
30°C / 86.0°F	0.996	0.03109

15

APPENDIX C
Descriptive Statistics on Raw Data

Descriptive Statistics          RAW DATA

	TREO	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Valid cases	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361
Mean	1.035	0.132	0.278	0.031	0.109	0.027	0.002	0.028	0.006	0.043	0.010	0.030	0.005	0.032	0.004	0.300
Std. error of mean	0.018	0.002	0.004	0.000	0.002	0.000	0.000	0.001	0.000	0.001	0.000	0.001	0.000	0.001	0.000	0.009
Variance	0.451	0.004	0.024	0.000	0.004	0.000	0.000	0.000	0.000	0.002	0.000	0.001	0.000	0.001	0.000	0.106
Std. Deviation	0.671	0.062	0.154	0.018	0.062	0.017	0.001	0.022	0.006	0.046	0.011	0.031	0.005	0.028	0.003	0.325
Variation Coefficient	0.649	0.469	0.552	0.588	0.571	0.653	0.743	0.798	0.999	1.079	1.090	1.044	0.978	0.876	0.813	1.086
rel. V. coefficient(%)	1.759	1.271	1.497	1.595	1.549	1.771	2.014	2.164	2.707	2.925	2.953	2.829	2.650	2.375	2.204	2.943
Skew	5.956	5.706	6.900	7.167	6.858	6.130	6.491	7.242	8.324	8.835	8.540	7.803	7.091	5.534	3.693	8.065
Kurtosis	54.603	51.125	68.799	74.420	70.823	55.613	64.024	85.399	114.787	130.349	122.929	104.884	92.270	59.876	24.518	107.060
Minimum	0.3529	0.0294	0.0608	0.0062	0.0185	0.0046	0.0003	0.0056	0.0016	0.0125	0.0031	0.0084	0.001	0.0052	0.0006	0.1121
Maximum	11.0867	0.9079	2.3888	0.2984	1.0377	0.2633	0.0193	0.4105	0.1278	0.9643	0.2189	0.6104	0.0965	0.4818	0.046	6.397
Range	10.7338	0.8785	2.328	0.2922	1.0192	0.2587	0.019	0.4049	0.1262	0.9518	0.2158	0.602	0.0955	0.4766	0.0454	6.2849

1st percentile	0.51279	0.055944	0.120758	0.012462	0.04022	0.009448	0.0006	0.010734	0.0026	0.018562	0.004062	0.011924	0.0019	0.011324	0.0014	0.12768
5th percentile	0.64099	0.07444	0.15714	0.0168	0.05821	0.0142	0.0008	0.015	0.0035	0.0228	0.005	0.0147	0.0024	0.0146	0.0019	0.15302
10th percentile	0.6963	0.08492	0.1803	0.0192	0.0665	0.0167	0.001	0.0172	0.0038	0.0248	0.0054	0.016	0.0026	0.0159	0.002	0.16576
25th percentile	0.78575	0.105	0.219	0.0239	0.085	0.0202	0.0012	0.0201	0.0043	0.0279	0.0062	0.0181	0.003	0.0186	0.0024	0.18835
Median	0.8783	0.1243	0.2564	0.0283	0.1011	0.0232	0.0013	0.0229	0.0049	0.032	0.0072	0.0215	0.0037	0.0224	0.0029	0.2179
75th percentile	1.0001	0.1443	0.2916	0.0326	0.1163	0.027	0.0015	0.02655	0.0059	0.0391	0.009	0.0279	0.00505	0.032	0.0043	0.2792
90th percentile	1.37624	0.1701	0.34988	0.0392	0.1376	0.03504	0.0021	0.0354	0.00858	0.05968	0.01418	0.0461	0.00868	0.05916	0.0083	0.43124
95th percentile	2.03564	0.2064	0.46443	0.05131	0.18625	0.05018	0.00329	0.05808	0.0147	0.10367	0.02359	0.07282	0.01309	0.08156	0.01089	0.72783
99th percentile	4.13428	0.35106	0.842462	0.098564	0.34945	0.098288	0.006914	0.133018	0.034322	0.249196	0.058366	0.163914	0.025838	0.136302	0.016728	1.76913
Geom. mean	0.944	0.124	0.259	0.028	0.101	0.024	0.001	0.024	0.005	0.036	0.008	0.025	0.004	0.026	0.003	0.249

APPENDIX D
Conditional Mean Plots

APPENDIX E
Descriptive Statistics on Capped and Uncapped Data

Descriptive Statistics            UNCAPPED RAW DATA

	TREO	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Valid cases	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361

Minimum	0.3529	0.0294	0.0608	0.0062	0.0185	0.0046	0.0003	0.0056	0.0016	0.0125	0.0031	0.0084	0.001	0.0052	0.0006	0.1121
Maximum	11.0867	0.9079	2.3888	0.2984	1.0377	0.2633	0.0193	0.4105	0.1278	0.9643	0.2189	0.6104	0.0965	0.4818	0.046	6.397
Mean	1.035	0.132	0.278	0.031	0.109	0.027	0.002	0.028	0.006	0.043	0.010	0.030	0.005	0.032	0.004	0.300

Variance	0.451	0.004	0.024	0.000	0.004	0.000	0.000	0.000	0.000	0.002	0.000	0.001	0.000	0.001	0.000	0.106
Standard Deviation	0.671	0.062	0.154	0.018	0.062	0.017	0.001	0.022	0.006	0.046	0.011	0.031	0.005	0.028	0.003	0.325
Variation Coefficient	0.649	0.469	0.552	0.588	0.571	0.653	0.743	0.798	0.999	1.079	1.090	1.044	0.978	0.876	0.813	1.086
Descriptive Statistics          CAPPED DATA

	TREO%_T	La2O3_TC	Ce2O3_TC	Pr2O3_TC	Nd2O3_TC	Sm2O3_TC	Eu2O3_TC	Gd2O3_TC	Tb2O3_TC	Dy2O3_TC	Ho2O3_TC	Er2O3_TC	Tm2O3_TC	Yb2O3_TC	Lu2O3_TC	Y2O3_TC
Valid cases	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361	1361

Minimum	0.3529	0.0294	0.0608	0.0062	0.0185	0.0046	0.0003	0.0056	0.0016	0.0125	0.0031	0.0084	0.001	0.0052	0.0006	0.1121
Maximum	4.7098	0.5	1	0.12	0.4	0.1	0.008	0.15	0.045	0.35	0.065	0.21	0.03	0.16	0.018	2
Mean	1.018	0.131	0.273	0.030	0.107	0.026	0.002	0.027	0.006	0.042	0.010	0.029	0.005	0.031	0.004	0.293

Variance	0.297	0.003	0.013	0.000	0.002	0.000	0.000	0.000	0.000	0.002	0.000	0.001	0.000	0.001	0.000	0.068
Standard Deviation	0.545	0.052	0.113	0.013	0.046	0.013	0.001	0.018	0.005	0.039	0.008	0.026	0.004	0.024	0.003	0.261
Variation Coefficient	0.535	0.396	0.414	0.442	0.433	0.515	0.631	0.679	0.844	0.920	0.886	0.889	0.827	0.769	0.744	0.889

APPENDIX F
Histograms and Cumulative Frequency Plots

Data for (% TREO+Y)
Data for (% TREO+Y)

Data for (% ZrO2)
Data for (% ZrO2)

Data for (% Nb2O5)
Data for (% Nb2O5)

Data for (% HfO2)
Data for (% HfO2)

Data for (% F)
Data for (% F)

Data for (% BeO)
Data for (% BeO)

Data for (% La2O3)
Data for (% La2O3)

Data for (% Ce2O3)
Data for (% Ce2O3)

Data for (% Pr2O3)
Data for (% Pr2O3)

Data for (% Nd2O3)
Data for (% Nd2O3)

Data for (% Sm2O3)
Data for (% Sm2O3)

Data for (% Eu2O3)
Data for (% Eu2O3)

Data for (% Gd2O3)
Data for (% Gd2O3)

Data for (% Tb2O3)
Data for (% Tb2O3)

Data for (% Dy2O3)
Data for (% Dy2O3)

Data for (% Ho2O3)
Data for (% Ho2O3)

Data for (% Er2O3)
Data for (% Er2O3)

Data for (% Tm2O3)
Data for (% Tm2O3)

Data for (% Yb2O3)
Data for (% Yb2O3)

Data for (% Lu2O3)
Data for (% Lu2O3)

Data for (% Y2O3)
Data for (% Y2O3)

APPENDIX G
Variography

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
User Defined Rotation Conventions

Nugget ==> 0.200 C1 ==> 0.679 C2 ==> 0.121

First Structure — Spherical

RH Rotation about the Z axis ==> 7
RH Rotation about the Y’ axis ==> 1
RH Rotation about the Z’ axis ==> 15
Range along the Z’ axis ==> 7.0	Azimuth ==> 83	Dip ==> 89
Range along the Y’ axis ==> 32.4	Azimuth ==> 338	Dip ==> 0
Range along the X’ axis ==> 56.1	Azimuth ==> 68	Dip==> -l

Second Structure — Spherical

RH Rotation about the Z axis ==> -67
RH Rotation about the Y’ axis ==> -97
RH Rotation about the Z’ axis ==> -7
Range along the Z’ axis ==> 200.2	Azimuth ==> 337	Dip ==> -7
Range along the Y’ axis ==> 584.1	Azimuth ==> 66	Dip ==> 7
Range along the X’ axis ==> 56.2	Azimuth ==> 291	Dip ==> 80

Modeling Criteria

Minimum number pairs req’d ==> 350
Sample variogram points weighted by # pairs

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 1
Rose Diagram of Ranges Dipping 0 Degrees
Scale:

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 1
Rose Diagram of Ranges Dipping 30 Degrees
Scale:

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 1
Rose Diagram of Ranges Dipping 60 Degrees
Scale:

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 2
Rose Diagram of Ranges Dipping 0 Degrees
Scale:

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 2
Rose Diagram of Ranges Dipping 30 Degrees
Scale:

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Structure Number 2
Rose Diagram of Ranges Dipping 60 Degrees
Scale:

Horizontal Slices Through the Ellipsoids
Reference Cube
X-Y Planes Looking Down
Note — the orientation, dip and lengths of the ellipsoid axes in these figures may be “apparent” rather than “true”.

Cross Section Views Through the Ellipsoids
Reference Cube
X-Z Planes Looking North
Note — the orientation, dip and lengths of the ellipsoid axes in these figures may be “apparent” rather than “true”.

Long Section Views Through the Ellipsoids
Reference Cube
Y-Z Planes Looking West
Note — the orientation, dip and lengths of the ellipsoid axes in these figures may be “apparent” rather than “true”.

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)
Lag distance (h)

TREO+Y @ 50 m Lags; MODEL Variograms for GEMS
Lag distance (h)
Lag distance (h)